UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

NEW RITE AID, LLC
(Name of Issuer)

Class A Units
(Title of Class of Securities)

N/A
(CUSIP Number)

Aaron Michael Daniels, Esq. Brigade Capital Management, LP 399 Park Ave, 16th Floor New York, NY 10022 (212) 745-9700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	Page 2 of 7 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON Brigade Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,452 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,452 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,452 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (2)
14		TYPE OF REPORTING PERSON PN, IA

(1)	See response to Item 5(a, b) herein.
(2)	Based on 1,000,000 Class A Units outstanding as of August 30, 2024 as provided by the Issuer.

CUSIP No. N/A	Page 3 of 7 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON Brigade Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,452 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,452 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,452 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (2)
14		TYPE OF REPORTING PERSON OO, HC

(1)	See response to Item 5(a, b) herein.
(2)	Based on 1,000,000 Class A Units outstanding as of August 30, 2024 as provided by the Issuer.

CUSIP No. N/A	Page 4 of 7 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON Donald E. Morgan, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,452 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,452 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,452 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (2)
14		TYPE OF REPORTING PERSON HC, IN

(1)	See response to Item 5(a, b) herein.
(2)	Based on 1,000,000 Class A Units outstanding as of August 30, 2024 as provided by the Issuer.

*	The Reporting Persons (as defined herein) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Act on account of these parties engaging in the activities described in Item 4 below. As noted below, the Reporting Persons expressly disclaim membership in a group with any other person.

CUSIP No. N/A	Page 5 of 7 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the common units representing limited liability company interests (the “Class A Units”), of New Rite Aid, LLC (as successor to Rite Aid Corporation), a Delaware limited liability company. References to the “Issuer” contained herein refer to Rite Aid Corporation prior the Effective Date (as defined herein) and New Rite Aid, LLC as of and following the Effective Date. The principal executive office of the Issuer is located at 1200 Intrepid Avenue, 2nd Floor, Philadelphia, Pennsylvania 19112. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a-c, f) This Schedule 13D is being filed jointly by Brigade Capital Management, LP, a Delaware limited partnership ("Brigade CM"), Brigade Capital Management GP, LLC, a Delaware limited liability company ("Brigade GP") and Donald E. Morgan, III.

Brigade CM, Brigade GP and Mr. Morgan are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

The principal business of Brigade CM is managing investments. The business address and principal executive offices of Brigade CM are located at 399 Park Avenue, 16th Floor, New York, NY 10022.

Brigade GP is the general partner of Brigade CM. The business address and principal executive offices of Brigade GP are located at 399 Park Avenue, 16th Floor, New York, NY 10022.

Mr. Morgan is the managing member of Brigade GP and his business address is 399 Park Avenue, 16th Floor, New York, NY 10022.

The Class A Units to which this Schedule 13D relates are held directly by private investment funds and accounts managed by Brigade CM.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

CUSIP No. N/A	Page 6 of 7 Pages

SCHEDULE 13D

Item 4. Purpose of Transaction.

The Class A Units reported in this Schedule 13D were acquired by the Reporting Persons in connection with the emergence from bankruptcy proceedings of the Issuer and certain of its affiliates in exchange for cash and claims, as described below.

On August 16, 2024, the United States Bankruptcy Court for the District of New Jersey entered an order confirming the plan of reorganization (as amended, the “Plan”) of Rite Aid Corporation and certain of its affiliates. Pursuant to the Plan, on August 30, 2024 (the “Effective Date”), Rite Aid Corporation, New Rite Aid, LLC, Plan Emergence Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of New Rite Aid, LLC, and certain other parties entered into an agreement and plan of merger pursuant to which Merger Sub merged with and into Rite Aid Corporation with Rite Aid Corporation surviving the merger and ultimately resulting in Rite Aid Corporation being a wholly owned subsidiary of New Rite Aid, LLC. In connection with the Plan, on the Effective Date, the Issuer issued the Class A Units to the Reporting Persons pursuant to the Plan in exchange for certain claims.

Board of Directors of the Issuer

In connection with the Plan and pursuant to the Amended and Restated Limited Liability Company of the Issuer, dated as of the Effective Date (the “LLC Agreement”), the Reporting Persons and certain other equity holders of the Issuer have appointed David Stetson by a majority vote to serve as a member of the Board of Directors of the Issuer, effective immediately.

The foregoing description of the LLC Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the LLC Agreement, which is filed hereto as Exhibit 1 and is incorporated by reference herein.

The Class A Units reported herein are held for investment purposes, but the Reporting Persons may review and evaluate strategic alternatives, opportunities to increase value, Issuer operations, governance and control and other matters related to the Issuer. Depending on market conditions and other factors (including evaluation of the Issuer’s business and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of the their investment in the Issuer.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

The information set forth in this Item 4 is subject to change or update from time to time, and there can be no assurances that the Reporting Persons will or will not exercise or take, or cause to be exercised or taken, any of the arrangements or actions described above or actions similar thereto.

The Reporting Persons expressly disclaim membership in a “group” within the meaning of Section 13(d) of the Act with any other person and beneficial ownership over any Class A Units beneficially owned by any other person and any other equityholder of the Issuer. Nothing in this Schedule 13D shall be deemed an admission that the Reporting Persons are a member of a “group” with any other person within the meaning of Section 13(d) of the Act.

CUSIP No. N/A	Page 7 of 7 Pages

SCHEDULE 13D

Item 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The ownership percentage appearing on such cover pages has been calculated based on 1,000,000 Class A Units outstanding as of August 30, 2024 as provided by the Issuer.

(c) The disclosure in Items 4 and 6 is incorporated by reference herein. Except for the information set forth herein, none of the Reporting Persons has effected any transaction related to the Class A Units during the past 60 days.

(d) Except for the Reporting Persons which are the direct holders of the Class A Units, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class A Units that may be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Registration Rights Agreement

On the Effective Date, the Issuer, certain of the Reporting Persons and certain other beneficial and record holders of the Class A Units entered into (or were deemed to have entered into) a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer granted certain demand registration rights and piggyback rights to such holders with respect to the Class A Units, following the consummation of an initial public offering. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed hereto as Exhibit 2 and is incorporated by reference herein.

Other

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 3, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1 – Amended and Restated Limited Liability Company Agreement of New Rite Aid, LLC, dated as of August 30, 2024

Exhibit 2 – Registration Rights Agreement, dated as of August 30, 2024

Exhibit 3 – Joint Filing Agreement of the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2024

Brigade Capital Management, LP
By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III Title: Managing Member of its General Partner
Brigade Capital Management GP, LLC
By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III Title: Managing Member
/s/ Donald E. Morgan, III
Donald E. Morgan III, individually

Exhibit 1

Execution Version

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

New Rite Aid, LLC
a Delaware Limited Liability Company

Dated as of August 30, 2024

TABLE OF CONTENTS

ARTICLE I DEFINITIONS	2
1.1 Definitions	2
1.2 Construction	9
ARTICLE II ORGANIZATION	9
2.1 Formation	9
2.2 Name	9
2.3 Registered Office; Registered Agent; Principal Office; Other Offices	9
2.4 Purpose	9
2.5 Term	9
2.6 Powers	10
ARTICLE III MEMBERSHIP; DISPOSITIONS OF UNITS	10
3.1 Members	10
3.2 Additional Members	10
3.3 Membership Units	11
3.4 Restrictions on Transfers of Units	11
3.5 Tag-Along Rights	12
3.6 Drag-Along Rights	15
3.7 Preemptive Rights	16
3.8 Initial Public Offering.	17
3.9 Employee Holding Vehicle	19
3.10 Termination of Certain Rights	19
3.11 Business Transactions with Members and Directors	19
3.12 No Interest in Company Property	19
3.13 Liability to Third Parties	19
3.14 Withdrawal	20
ARTICLE IV CAPITAL CONTRIBUTIONS	20
4.1 Capital Contributions	20
4.2 Return of Contributions	20
4.3 Additional Capital Contributions	20
4.4 Creditors of the Company	20
ARTICLE V DISTRIBUTIONS, ALLOCATIONS AND WITHHOLDING	21
5.1 Distributions	21
ARTICLE VI BOARD OF DIRECTORS; OFFICERS; CONFLICTS OF INTEREST; MEETINGS OF MEMBERS	21
6.1 Board of Directors	21
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6.2 Meetings of the Board of Directors	23
6.3 Chairperson of the Board	24
6.4 Committees of the Board	24
6.5 Action by Unanimous Written Consent of the Board of Directors	24
6.6 Waiver of Fiduciary Duties	24
6.7 Meetings of the Members	25
6.8 Action by Written Consent of the Members	26
6.9 Board Observer Rights	26
6.10 Conflicts of Interest	27
6.11 Special Matters Requiring Member Approval	27
6.12 No Control by Members	28
6.13 Officers	28
ARTICLE VII LIABILITY AND INDEMNIFICATION	29
7.1 Liability	29
7.2 Right to Indemnification	29
7.3 Advancement of Expenses	29
7.4 Non-Exclusivity	30
7.5 Reimbursement	30
7.6 Amendment	30
ARTICLE VIII TAXES	30
8.1 Classification as a Corporation	30
8.2 Tax Returns	30
ARTICLE IX BOOKS AND RECORDS; ACCOUNTANTS; INFORMATION RIGHTS OF MEMBERS; BANK ACCOUNTS; PROFESSIONAL SERVICES	31
9.1 Maintenance of Books and Records	31
9.2 Fiscal Year	31
9.3 Independent Accountants	31
9.4 Method of Accounting	31
9.5 Information Rights of Members	31
9.6 Accounts	32
ARTICLE X DISSOLUTION, LIQUIDATION AND TERMINATION	32
10.1 Dissolution	32
10.2 Winding Up, Liquidation and Distribution of Assets	32
10.3 Certificate of Cancellation	33
ARTICLE XI GENERAL PROVISIONS	33
11.1 Notices	33
11.2 Entire Agreement; No Third Party Beneficiaries	33
ii

11.3 Waivers	33
11.4 Amendment or Modification	34
11.5 Binding Effect	34
11.6 Waiver of Jury Trial	34
11.7 Governing Law	34
11.8 Severability	35
11.9 Counterparts	35
11.10 Confidentiality	35
11.11 Headings	36
11.12 Survival of Obligations	36

iii

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
New Rite Aid, LLC
A Delaware Limited Liability Company

This Amended and Restated Limited Liability Company Agreement (this “Agreement”) of New Rite Aid, LLC, a Delaware limited liability company (the “Company”), is deemed adopted, executed and agreed to, for good and valuable consideration, effective as of August 30, 2024 (the “Effective Date”), by and among the Members (as defined below) and any other Person (as defined below) who is hereafter admitted as a Member of the Company.

WHEREAS, the Company was originally formed as a Delaware limited liability company on March 1, 2022 under the name Juniper Rx, LLC by the filing of a Certificate of Formation with the office of the Secretary of State of the State of Delaware, as amended, modified or restated from time to time;

WHEREAS, prior to the Effective Date, the affairs of the Company were governed by a Limited Liability Company Agreement, dated as of March 1, 2022 (the “Existing Agreement”);

WHEREAS, on October 15, 2023, Rite Aid Corporation, the sole member of the Company at such time, and certain of its direct and indirect Subsidiaries (collectively, the “Business”) commenced voluntary cases under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101 – 1532 (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of New Jersey (the “Bankruptcy Court”);

WHEREAS, prior to the Effective Date, Rite Aid Corporation merged with and into a newly formed subsidiary of the Company, with Rite Aid Corporation becoming a subsidiary of the Company as the surviving entity;

WHEREAS, in connection with, and pursuant to, the Second Amended Joint Chapter 11 Plan of Reorganization of Rite Aid Corporation and Its Debtor Affiliates (with Further Modifications) (as may be amended, modified, or supplemented in accordance with its terms, the “Plan”) confirmed by the Bankruptcy Court in the jointly administered cases captioned In re: RITE AID CORPORATION, et al., Case No. 23-18993 (MBK), pursuant to an order dated August 16, 2024, Docket No. 4532 (the “Confirmation Order”), the Company has agreed as of the Effective Date (as defined below) to, among other things, issue Units to certain creditors of the Business;

WHEREAS, pursuant to the Plan and/or Confirmation Order, the Company and the Members are (or are deemed to be) entering into this Agreement to establish certain rights and obligations with respect to the composition of the Company’s Board of Directors and other matters relating to the Units and the corporate governance of the Company and this Agreement shall be effective and binding in accordance with its terms and conditions upon all holders of Units as of the date hereof, who shall be deemed to be bound by this Agreement pursuant to the Plan; and

WHEREAS, this Agreement shall supersede the Existing Agreement in its entirety, as of the date hereof.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

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ARTICLE I

DEFINITIONS

1.1       Definitions.

As used in this Agreement, the following terms have the following meanings:

“Acceptance Period” has the meaning set forth in Section 3.7(b).

“Act” means the Delaware Limited Liability Company Act, Del. Code Ann. tit. 6, §18-101 et seq., as amended from time to time, and any successor statute thereto.

“Additional Equity Securities” has the meaning set forth in Section 3.7(a).

“Additional Purchase Right” has the meaning set forth in Section 3.7(b).

“Administrative Agent” means Bank of America, N.A., acting as sole administrative agent for the Exit Facilities (as defined in the Plan).

“Affiliate” means, as applied to any Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with that Person. Notwithstanding the preceding, for purposes of this Agreement, (i) none of the Members nor their Affiliates, by virtue of being a Member of the Company or a party to this Agreement, shall be considered an Affiliate of the other Members or any of the other Members’ Affiliates and (ii) no Member, by virtue of being a Member of the Company or a party to this Agreement, shall be considered an Affiliate of the Company or any of its Subsidiaries or joint ventures.

“Affiliate Transaction” means any transaction (including issuances of equity or debt) involving the Company or any of its Subsidiaries, on the one hand, and any 5% or larger Member or any Affiliate of such Member (including any entity where such Member has voting control of 20% or more) on the other hand; provided, that an “Affiliate Transaction” shall not include (i) a transaction or series of related transactions involving less than $5,000,000 in aggregate payments if in the ordinary course of business consistent with past practice with a portfolio company of such Member or its Affiliates on an arms-length basis (i.e., terms no less favorable in the aggregate to the Company or its Subsidiaries than could be obtained from an unaffiliated third party) or (ii) (a) debt financings with respect to which all Qualifying Members are offered the opportunity to participate on a pro rata basis on the same terms (including with respect to price), (b) the issuance of Equity Securities in accordance with Section 3.7 (Preemptive Rights) or (c) the exercise of any Member’s rights pursuant to this Agreement or any other agreement entered into pursuant to the Plan.

“Agreement” has the meaning set forth in the recitals.

“Approved Fund” means, with respect to any Member, any Person (other than a natural person) that is managed, sponsored or advised by (i) such Member, (ii) an Affiliate of such Member or (iii) an entity or an Affiliate of an entity that manages, sponsors or advises such Member.

“Available Cash” at the time of any proposed distribution, means the excess of (i) all unrestricted cash and cash equivalents then held by the Company and its Subsidiaries (other than Capital Proceeds) to the extent not otherwise required to pay the Company’s and its Subsidiaries’ budgeted expenses that have then accrued or are due and owing and all outstanding and unpaid current obligations of the Company and

2

its Subsidiaries as of such time over (ii) the amount of reserves established by the Board of Directors from time to time.

“Bankruptcy Code” has the meaning set forth in the recitals.

“Bankruptcy Court” has the meaning set forth in the recitals.

“Board” or “Board of Directors” means the governing body of the Company established in accordance with Article VI hereof.

“Board Observer” shall have the meaning set forth in Section 6.9(a).

“Brigade Member” means Brigade Capital Management, L.P. together with its Affiliates and Approved Funds to the extent such Persons hold Units.

“Business” has the meaning set forth in the recitals.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks located in New York, New York generally are authorized or required by law or regulation to close.

“Capital Contribution” means, with respect to any Member, the amount of cash and the Fair Market Value of any other property contributed or deemed contributed to the Company with respect to the Unit(s) held by such Member pursuant to the terms of this Agreement.

“Capital Proceeds” means any proceeds received by the Company in any Capital Transaction.

“Capital Transaction” means (i) a liquidation, dissolution or winding up of the Company pursuant to Section 10.2 of this Agreement or any other recapitalization transaction outside of the ordinary course in which cash or other assets are distributed to the Members or (ii) a Sale Transaction.

“Certificate” has the meaning set forth in Section 2.1.

“Chairperson” has the meaning set forth in Section 6.3(a).

“Class A Member” means any holder of Class A Units, in such holder’s capacity as such.

“Class A Percentage Interest” means, as of any date of determination with respect to any Class A Member, a percentage interest (expressed as a percentage), calculated by dividing (a) the total number of Class A Units held by such Class A Member as of such date by (b) the total number of Class A Units outstanding as of such date.

“Class A Unit” means a Unit designated as a Class A Unit in the Company, having the rights and obligations specified in this Agreement.

“Code” means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

“Company” has the meaning set forth in the recitals.

“Confirmation Order” has the meaning set forth in the recitals.

3

“Control” as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through ownership of voting securities or by contract or otherwise.

“Conversion” has the meaning set forth in Section 3.8(a).

“Covered Persons” has the meaning set forth in Section 7.1(a).

“Designating Members” means collectively the JPM Member, the SSP Member and the Other Members (as defined in Section 6.1(b)(iv)); provided, however, that if (i) the JPM Member, (ii) the SSP Member or (iii) an Other Member shall cease to own at least 50%, respectively, of the Class A Units held by such Member(s) as of the Effective Date, then such Member(s) shall no longer be a Designating Member for purposes of this Agreement; provided, further, that none of the Other Members shall remain a Designating Member for purposes of this Agreement unless (a) at least one of the Other Members, individually, holds in aggregate at least 5% of the Class A Units issued and outstanding or (b) the Other Members, collectively, hold in aggregate at least 10% of the Class A Units issued and outstanding;

“Directors” means the members of the Board of Directors of the Company duly appointed or designated pursuant to Article VI hereof for so long as each remains a member of the Board of Directors.

“Drag-Along Initiating Seller” has the meaning set forth in Section 3.6(a).

“Drag-Along Right” has the meaning set forth in Section 3.6(a).

“Drag-Along Sale” has the meaning set forth in Section 3.6(a).

“Drag-Along Sale Notice” has the meaning set forth in Section 3.6(b).

“Drag-Along Seller” has the meaning set forth in Section 3.6(a).

“Effective Date” has the meaning set forth in the recitals.

“Equity Conversion” has the meaning set forth in the recitals.

“Equity Securities” means any stock or similar security, certificate of interest or participation in any profit sharing agreement, preorganization certificate or subscription, transferable share, voting trust certificate or certificate of deposit for an equity security, limited partnership interest, unit, interest in a joint venture, or certificate of interest in a business trust; or any security convertible, with or without consideration, into such a security or any other security carrying any warrant or right to subscribe to or purchase such a security, with or without consideration; or any such warrant or right; or any put, call, straddle, or other option or privilege of buying such a security from or selling from or selling such a security to another without being bound to do so, and in any event includes any security having the attendant right to vote for directors or similar representatives.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Securities” means Equity Securities issued (i) pursuant to, or upon the exercise of, incentive interests granted under the Management Incentive Plan, (ii) other than in respect of a Sale Transaction or an Affiliate Transaction, in consideration for (x) an acquisition transaction or (y) other strategic investment, in each case, approved by the Board of Directors, (iii)  pursuant to an Initial Public

4

Offering, (iv) on a pro rata basis pursuant to any pro rata distribution on Equity Securities or similar transaction or (v) to the Company or any of its wholly owned Subsidiaries.

“Existing Agreement” has the meaning set forth in the recitals.

“Exit ABL Facilities” means the asset-based loan facilities to be provided pursuant to the Exit Facilities Credit Agreement.

“Exit Facilities Credit Agreement” means the Credit Agreement, dated as of August 30, 2024, among Rite Aid Corporation, as borrower, Bank Of America, N.A. as administrative agent, and collateral agent, Bank of America, N.A. and Wells Fargo Bank, National Association as borrowing base agents, Wells Fargo Bank, National Association, as syndication agent, Capital One, National Association, BMO Bank N.A., Fifth Third Bank, National Association, MUFG Bank, LTD, PNC Bank, National Association, Truist Bank and ING Capital LLC as co-documentation agents, and BofA Securities, Inc., Wells Fargo Bank, National Association, Capital One, National Association, BMO Bank N.A., Fifth Third Bank, National Association, MUFG Bank, LTD, PNC Capital Markets LLC, Truist Securities, Inc. and ING Capital LLC, as joint lead arrangers and joint bookrunners.

“Fair Market Value” means with respect to any Unit, the fair market value of such Unit as determined by the Board of Directors using such reasonable valuation methodology as it may adopt in good faith and (ii) with respect to all other non-cash assets shall mean the fair market value for such assets as between a willing buyer and a willing seller, as determined by the Board of Directors in good faith.

“Fiscal Year” means the fiscal year ending December 31 of each year.

“Fully Exercising Member” has the meaning set forth in Section 3.7(b).

“GAAP” means United States generally accepted accounting principles that are in effect from time to time, applied on a consistent basis for the periods involved.

“Governmental Authority” means any foreign or United States federal, state or local (including county or municipal) governmental, regulatory or administrative authority, agency, division, instrumentality, commission, judicial or arbitral body (public or private) or any securities exchange or similar self-regulatory organization.

“GUC Equity Trust” has the meaning set forth in the Plan.

“HG Vora Member” means HG Vora Capital Management, LLC together with its Affiliates and Approved Funds to the extent such Persons hold Units.

“Hudson Bay Member” means Hudson Bay Capital Management L.P. together with its Affiliates and Approved Funds to the extent such Persons hold Units.

“Independence Standards” means the requirement that an applicable Director (i) does not hold a personal stake in the Company or any of its Subsidiaries, (ii) is not an employee or executive of any equity holder of the Company or its Affiliates, (iii) is not an employee of the Company or any of its Subsidiaries other than in respect of their role as Independent Director and (iv) is not involved in the daily operations of the Company or any of its Subsidiaries.

“Independent Director” has the meaning set forth in Section 6.1(b).

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“Initial Public Offering” means (i) an initial public offering of securities of a Public Vehicle pursuant to an effective registration statement under the Securities Act, (ii) a single transaction or series of related transactions by a merger, acquisition or other business combination involving the Company and a publicly traded special purpose acquisition company or other similar entity in which a class of capital stock of the special purpose acquisition company or other similar entity (or its successor) is publicly traded on a National Securities Exchange, or (iii) any other transaction or series of related transactions following consummation of which the securities of a Public Vehicle are listed and traded on a National Securities Exchange or an established non-United States securities exchange; provided that an Initial Public Offering shall not include any issuance of Units solely to existing members or employees or consultants of the Company or its Subsidiaries on Form S-4, Form F-4, or Form S-8 (or any successor form adopted by the SEC or any comparable form adopted by any foreign securities regulators).

“Involuntary Transfer” shall mean a Transfer of Units as a result of default, foreclosure, forfeit, divorce, death, court order, permanent disability or bankruptcy (voluntary or involuntary) of a Member.

“IRS” means the United States Internal Revenue Service.

“JPM Director” has the meaning set forth in Section 6.1(b)(ii).

“JPM Member” means J.P. Morgan Investment Management Inc. and JPMorgan Chase Bank, N.A. together with its Affiliates and Approved Funds to the extent such Persons hold Units.

“Majority Class A Approval” means the approval of Members holding a Majority Class A Interest.

“Majority Class A Interest” means the ownership of Class A Units representing more than 50% of outstanding Class A Units.

“Management Incentive Plan” means any management incentive plan adopted by the Board of Directors following the date hereof pursuant to which Units may be granted.

“Member” means each of the Members listed on the Schedule of Members, as the same is properly amended from time to time.

“National Securities Exchange” shall mean the New York Stock Exchange, NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or another U.S. national securities exchange registered with the Commission.

“Office of the Inspector General” means the Office of Inspector General of the U.S. Federal Trade Commission.

“Other Business” has the meaning set forth in Section 6.6.

“Other Members Director” has the meaning set forth in Section 6.1(b)(iv).

“Other Members” has the meaning set forth in Section 6.1(b)(iv).

“Permitted Transfer” means any Transfer of all or any portion of a Member’s Units to (i) an Affiliate or Approved Fund of such Member, (ii) any direct or indirect equity holder of such Member as part of a pro rata distribution by such Member to its equity holders or (iii) the Company in connection with the repurchase of any Units issued to such Member following the termination of such Member’s services

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with the Company pursuant to the Management Incentive Plan, or otherwise approved by the Board of Directors, without the prior written consent of the Board of Directors.

“Permitted Transferee” means any Person acquiring Units pursuant to a Permitted Transfer.

“Person” has the meaning given that term in Subchapter I, Section 18-101(12) of the Act.

“Plan” has the meaning set forth in the recitals.

“Preemptive Offer” has the meaning set forth in Section 3.7(b).

“Prime Rate” shall mean a fluctuating interest rate per annum equal at all times to the interest rate published from time to time in the Wall Street Journal.

“Pro rata Portions” has the meaning set forth in Section 3.7(a).

“Public Vehicle” has the meaning set forth in Section 3.8(a).

“Qualified Pledge” means a bona fide pledge of Units or other Equity Securities in connection with a secured borrowing transaction, the pledgee with respect to which is a financial institution that engages in secured lending and/or similar transactions in the ordinary course of its business.

“Regulations” means the Treasury Regulations promulgated under the Code, as such regulations are in effect from time to time. References to specific provisions of such regulations include references to corresponding provisions of successor regulations.

“Requirements of Law” means, as to any Person, any law, statute, treaty, rule, regulation, ruling, position, interpretation or interpretive position, right, privilege, qualification, license or franchise or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject or pertaining to any or all of the transactions contemplated or referred to herein.

“Sale Transaction” means either (i) the sale, lease, transfer, conveyance, exclusive license or other disposition, in one transaction or a series of related transactions (including by way of merger, consolidation, recapitalization, reorganization or sale of securities of one or more of the Company’s Subsidiaries), to any Unrelated Party on bona fide arms’ length terms, of all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis or (ii) a transaction or series of transactions (including by way of merger, consolidation, recapitalization, reorganization or sale of securities by the holders of securities of the Company) with any Unrelated Party, on bona fide arms’ length terms, the result of which is that the Members immediately prior to such transaction are (after giving effect to such transaction) no longer, in the aggregate, the “beneficial owners” (as such term is defined in Rule 13d-3 and Rule 13d-5 promulgated under the Securities Exchange Act), directly or indirectly through one or more intermediaries, of more than 50% of the Class A Units. Notwithstanding the preceding, a Conversion will not constitute a Sale Transaction.

“Schedule of Members” has the meaning set forth in Section 3.1.

“SEC” means the United States Securities and Exchange Commission or any successor governmental agency.

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“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Steerco Members” means, collectively, the JPM Member, the SSP Member, the Hudson Bay Member, the HG Vora Member and the Brigade Member.

“SSP Director” has the meaning set forth in Section 6.1(b)(iii).

“SSP Member” means Sixth Street Partners, LLC together with its Affiliates and Approved Funds to the extent such Persons hold Units.

“Subsidiary” means, with respect to a Person, any entity required to be consolidated with such Person in such Person’s books and records pursuant to GAAP, or any corporation, general or limited partnership, limited liability company, joint venture or other entity in which such Person (i) owns, directly or indirectly, fifty percent (50%) or more of its outstanding voting securities, equity interests, profits interest or capital interest, (ii) is entitled to elect at least one-half of the board of directors or similar governing body or (iii) in the case of a limited partnership or limited liability company, is a general partner or managing member and has the power to direct the policies, management and affairs of such entity, respectively.

“Tag-Along Amount” has the meaning set forth in Section 3.5(a).

“Tag-Along Initiating Member” has the meaning set forth in Section 3.5(a).

“Tag-Along Notice” has the meaning set forth in Section 3.5(b).

“Tag-Along Right” has the meaning set forth in Section 3.5(a).

“Tag-Along Sale” has the meaning set forth in Section 3.5(a).

“Tag-Along Sale Notice” has the meaning set forth in Section 3.5(a).

“Tag-Along Sellers” has the meaning set forth in Section 3.5(a).

“Transfer” means, directly or indirectly, any sale, gift, endorsement, assignment, transfer, pledge, encumbrance, hypothecation, exchange or other disposition (including by operation of law); provided that (i) a transaction that is a Qualified Pledge shall be deemed not to be a Transfer of Units of the Company for purposes of this Agreement and (ii) with respect to any Member that is a private equity fund, hedge fund, managed account or investment vehicle, any Transfer of limited partnership or similar non-controlling interests in any entity that is a pooled investment vehicle holding other material investments and which is an equity holder (directly or indirectly) of a Member, or the change in control of any general partner, manager or similar person of such entity will be deemed not to be a Transfer for purposes of this Agreement. “Transferred”, “Transferee” and “Transferor” shall have correlative meanings.

“Units” means limited liability company units of the Company and includes the Class A Units and any interests created after the date hereof pursuant to the terms of this Agreement.

“Unrelated Party” has the meaning set forth in Section 3.5(a).

Other terms defined herein have the meanings so given them.

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1.2       Construction.

Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine, and neuter. All references to Articles and Sections refer to articles and sections of this Agreement, and all references to Exhibits are to Exhibits attached hereto, each of which is made a part hereof for all purposes. As used in this Agreement, the words “including” or “include” shall mean “including without limitation.”

ARTICLE II

ORGANIZATION

2.1       Formation.

The Company was organized as a Delaware limited liability company by the filing of a Certificate of Formation (the “Certificate”) with the Secretary of State of the State of Delaware as required under and pursuant to the Act, and the Members agree to continue the Company in existence upon the terms and conditions set forth in this Agreement. The rights and obligations of the Members shall be as provided in the Act, except as otherwise provided herein. This Agreement completely amends, restates and supersedes the Original Agreement, including all amendments thereto.

2.2       Name.

The name of the Company is “New Rite Aid, LLC”, and all Company business must be conducted in that name or such other names that comply with the Requirements of Law as the Board of Directors may select from time to time.

2.3       Registered Office; Registered Agent; Principal Office; Other Offices.

The registered office of the Company required by the Act to be maintained in the State of Delaware shall be the office of the registered agent named in the Certificate or such other office (which need not be a place of business of the Company) as the Board of Directors may designate from time to time. The registered agent of the Company in the State of Delaware shall be the registered agent named in the Certificate or such other Person or Persons as the Board of Directors may designate from time to time. The principal place of business of the Company and any other offices of the Company shall be at such locations as the Board of Directors may designate from time to time.

2.4       Purpose.

The purpose of the Company is to transact any and all lawful business for which limited liability companies may be organized under the Act.

2.5       Term.

The Company commenced on the date of the filing of the Certificate with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until such time as this Agreement may specify.

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2.6       Powers.

The Company shall possess and may exercise any and all powers and privileges granted by the Act or by any other law applicable to limited liability companies or by this Agreement, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business, purposes or activities of the Company. Subject to the provisions of this Agreement and except as prohibited by the Act, (i) the Company may, with the approval of the Board of Directors, enter into and perform obligations with respect to, any and all documents, agreements and instruments, all without any further act, vote or approval of any Member and (ii) the Board of Directors may authorize any Person (including any Member or officer) to enter into and perform obligations with respect to, any document on behalf of the Company.

ARTICLE III

MEMBERSHIP; DISPOSITIONS OF UNITS

3.1       Members.

(a)       The schedule of Members of the Company, including the number of Class A Units held by each such Member, shall be kept in the books and records of the Company (the “Schedule of Members”). The Schedule of Members shall be maintained by a designee of the Secretary of the Company and will be updated from time to time to reflect any changes thereto, including changes in the number of Units outstanding or the ownership of outstanding Units. Such designee shall, upon request of a Member or its investment manager, provide to such Member or investment manager a written statement as of the close of each calendar quarter setting forth the applicable Member’s Unit holdings. If such designee is not a third party, such statement shall be signed by the Secretary of the Company.

(b)       No Member, in its capacity as a Member, shall have any management power over the business and affairs of the Company or actual or apparent authority to enter into contracts on behalf of, or to otherwise bind, the Company. Except as otherwise provided in this Agreement, the Board of Directors (but not the Directors individually), shall have full power and authority, in addition to the powers that now or hereafter can be granted to managers under the Act and to all other powers granted under any other provision of this Agreement to do all things on such terms as they may deem necessary or appropriate, to conduct, or cause to be conducted, the business and affairs of the Company.

3.2       Additional Members.

Subject to Section 3.4, Section 3.7 and Section 6.11, and the remainder of this Section 3.2 additional Persons may be admitted as new Members from time to time, and such additional Persons admitted to the Company shall be Members of the Company. Notwithstanding anything in Section 3.4 or Section 3.7 to the contrary, no admission of any new Member shall be effective until such new Member has (i) agreed to be governed by all of the terms and conditions of this Agreement in a joinder agreement substantially in the form of Exhibit A hereto and (ii) executed such other instruments as the Board of Directors may deem necessary or advisable to effect the admission of such Person as an additional Member. The admission of any new Member shall be effective at the time when all conditions to such Person’s admission shall have been satisfied, as determined by the Board of Directors, and the Schedule of Members shall be updated accordingly.

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3.3       Membership Units.

(a)       Membership interests in the Company shall be represented by Units. The capital structure of the Company shall consist of the Units, which may be divided into one or more types or issued in one or more classes, series or subseries, in each case having such rights, powers, preferences, limitations and restrictions as may be determined by the Board of Directors and set forth in this Agreement. All Units issued hereunder shall be issued in uncertificated form, unless otherwise determined by the Board of Directors. Units may be issued in fractions.

(b)       Except as otherwise required by this Agreement, each Class A Unit shall be entitled to one vote. No other Unit shall have the right to vote on any matter (except as may be required by applicable Requirements of Law).

(c)       Except as otherwise expressly provided in this Agreement and subject to Section 3.7 and Section 6.11, the Board of Directors shall have the right to cause the Company to issue (i) additional Units or other Equity Securities in the Company (including creating other classes or series thereof having different rights); (ii) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into Class A Units, other Units or other interests in the Company and (iii) warrants, options or other rights to purchase or otherwise acquire Units or other interests in the Company. Except as otherwise expressly provided in this Agreement, the number of Units held by each Member shall not be affected by any issuance by the Company of Units to other Members. The Company shall not be required to redeem or repurchase any Member’s Units and no Member shall have the right to withdraw from the Company or receive any return of any Capital Contribution. The Board of Directors shall have the power to make such amendments to this Agreement and the Schedule of Members as the Board of Directors in its discretion deems necessary, advisable, convenient or incidental to give effect to such additional issuance and any Capital Contribution made with respect thereto and such amendment shall not require any separate vote or consent of the Members, subject, in each case, to Section 11.4(b).

3.4       Restrictions on Transfers of Units.

(a)       Subject to compliance with Section 3.5, Section 3.6 and Section 3.8 and the remainder of this Section 3.4, each Member may Transfer any right, title or interest in or to any or all of its Units, without the consent of the Board of Directors or any other Member; provided, however, that without the prior written consent of the Board of Directors and the holders of a Majority in Class A Interest, (i) prior to a Qualifying IPO (as defined in the Exit Facilities Credit Agreement), no Member shall Transfer, including any Involuntary Transfer, any right, title in or to any or all of its Units to the extent such Transfer would result in (A) fifty percent (50%) of the Units held by such Member as of the Effective Date ceasing to be beneficially owned (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), in the aggregate, directly or indirectly, by the Permitted Holders (as defined in the Exit Facilities Credit Agreement) or (B) a majority of the issued and outstanding Units ceasing to be beneficially owned (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), in the aggregate, directly or indirectly, by the Permitted Holders (as defined in the Exit Facilities Credit Agreement) and (ii) no Member shall Transfer, including any Involuntary Transfer, any right, title in or to any or all of its Units without Transferring the same pro rata portion of all Takeback Notes (as defined in the Plan) held by such Member to the same Transferee and, in each case, any and all attempts to do otherwise shall be null and void ab initio and of no force or effect whatsoever; provided, further, that, to the extent any Member that holds any rights in respect of voting on the appointment of Directors under the Certificate or this Agreement Transfers, or attempts to Transfer, any Units in violation of this Section 3.4, Section 3.5, Section 3.6 or Section 3.8, such Member shall thereafter cease to have such rights and, for the avoidance of doubt, no such rights shall transfer to the Transferee

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with the Units if such Units were Transferred in violation of this Agreement. The restrictions on Transfers provided for in this Section 3.4 shall continue to apply to any subsequent Transferees.

(b)       No Transfer (including an Involuntary Transfer) shall be effected pursuant to Section 3.4(a) without the satisfaction of the following conditions:

(i)       The transferring Member shall have provided (A) notice to the Company at least fifteen (15) days prior to such Transfer, and (B) such information and documents relating to the Transfer as reasonably requested by the Company;

(ii)       The Transferor and Transferee shall execute and deliver to the Company such documents and instruments of conveyance as may be necessary or appropriate in the reasonable opinion of counsel to the Company to effect such Transfer, including execution by the Transferee of a joinder agreement substantially in the form attached hereto as Exhibit A, agreeing to be bound by the terms and conditions of this Agreement, and a transfer agreement substantially in the form attached hereto as Exhibit B; provided, that in the case of any Involuntary Transfer, the Transfer shall be confirmed by presentation to the Company of legal evidence of such Transfer;

(iii)       All necessary third party consents shall have been obtained;

(iv)       The Transferee shall have paid all reasonable out-of-pocket expenses incurred by the Company (including any legal and accounting fees) in connection with such Transfer; and

(v)       To the extent requested by the Board of Directors, delivery of such opinion, in a form satisfactory to the Board of Directors, that the Transfer will not violate the Securities Act or any state securities or “blue sky” laws applicable to the Company or the Units to be Transferred.

(c)       Notwithstanding anything to the contrary herein, no Transfer of Units shall be permitted, nor shall any Transferee become a beneficial owner of Units pursuant to a Transfer, if such Transfer would cause (i) the Company to register a class of securities under Section 12(g) of the Exchange Act or to be required to file reports with the SEC under Section 15(d) of the Exchange Act; (ii) the Company to be subject to liability or reporting obligations in any jurisdiction, whether domestic or foreign, or to become subject to the jurisdiction of any Governmental Authority anywhere, other than the liabilities, reporting obligations or jurisdictions to which the Company is subject as of the date immediately preceding such Transfer; or (iii) noncompliance by the Company with any applicable Requirements of Law, including any applicable securities laws.

(d)       A Transferee of Units shall, subject to compliance with this Section 3.4, become a Member upon the Transfer of Units to such Person, and the Schedule of Members shall be updated accordingly.

3.5       Tag-Along Rights.

(a)       If, prior to an Initial Public Offering, one or more Class A Members (the “Tag-Along Initiating Members”) proposes to Transfer in a single transaction or series of related transactions, 20% or more (individually or the aggregate) of the issued and outstanding Class A Units (a “Tag-Along Sale”) to any Person that is not a Permitted Transferee (an “Unrelated Party”), then each other Class A Member who, collectively with its Affiliates and Approved Funds, holds 5% or more of the issued and

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outstanding Class A Units (each, a “Tag-Along Seller”) shall have the right and option (the “Tag-Along Right”), but not the obligation, to sell its Class A Units up to the Tag-Along Amount (as defined below) applicable to such Tag-Along Seller in such Tag-Along Sale, for the same form of consideration (or with the same rights to elect certain forms of consideration) and on the same terms and conditions as the Tag-Along Initiating Members (including customary representations, covenants, indemnities and agreements, so long as they are made severally and not jointly). As used in this Section 3.5, “Tag-Along Amount” means with respect to any Tag-Along Seller, the number of Class A Units calculated based on the number of Class A Units owned by such Tag-Along Seller relative to the aggregate number of Class A Units owned by the Tag-Along Initiating Members and all Tag-Along Sellers that exercise their Tag-Along Right. In the event that a Tag-Along Seller(s) exercises its Tag-Along Right pursuant to this Section 3.5, such Tag-Along Seller(s) shall be required to make the same representations and warranties as the Tag-Along Initiating Members in the Tag-Along Sale, including with respect to broker’s fees, non-contravention, such Tag-Along Seller’s authority to consummate such sale and its title to the Class A Units being sold, so long as they are made severally and not jointly; provided that (i) any representation relating specifically to a participating Tag-Along Seller and/or its ownership of the Unit to be Transferred shall be made only by such Tag-Along Seller, (ii) in no event shall any Member be obligated to (A) agree to any non-competition covenant, employee non-solicit covenant or other similar agreement restricting the business operations of the Member or any of its Affiliates or Approved Funds as a condition of participating in such Transfer (other than customary confidentiality obligations), (B) provide any release of claims, other than a release of claims that such Tag-Along Seller holds in its capacity as an equity holder of the Company, (C) amend, waive or terminate any agreement, contract or other arrangement (other than agreements, contracts and arrangements relating to such Tag-Along Seller’s investment in the Company) and (D) make any capital contribution (or other funding commitment) or otherwise incur any expense (except to the extent set forth in Section 3.5(d)).

(b)       At least fourteen (14) days prior to any Tag-Along Sale, the Tag-Along Initiating Members shall deliver a written notice (the “Tag-Along Sale Notice”) to the Company and each Tag-Along Seller, specifying in reasonable detail (i) the identity of the proposed Transferee, (ii) the proposed purchase price per Class A Unit (including form of consideration or the right to elect such form of consideration), (iii) a summary of the other proposed material terms and conditions of the Tag-Along Sale and (iv) that the acquiror has been informed of the participation rights under this Section 3.5 and has agreed to purchase Class A Units from each Tag-Along Seller up to such Tag-Along Seller’s Tag-Along Amount. Each Tag-Along Seller may elect to participate in the Tag-Along Sale by delivering written notice (a “Tag-Along Notice”) to the Company and the Tag-Along Initiating Members within ten (10) days after delivery of the Tag-Along Sale Notice, which Tag-Along Notice shall state either (A) that the Tag-Along Seller elects to include in such Tag-Along Sale its full Tag-Along Amount or (B) if such Tag-Along Seller elects to include in such Tag-Along Sale a lesser number of Class A Units, such lesser number of such Units. Any failure by a Tag-Along Seller to deliver a Tag-Along Notice to the Company and the Tag-Along Initiating Members within such 10-day period shall be deemed an election by such Tag-Along Seller not to participate in such Tag-Along Sale with respect to the Class A Units held by such Tag-Along Seller, and the Tag-Along Initiating Members shall have the right to sell the Class A Units representing such non-participating Tag-Along Seller’s Tag-Along Amount, on terms and conditions no more favorable in any material respect to such Tag-Along Initiating Members than those stated in the Tag-Along Sale Notice.

(c)       By delivering the Tag-Along Notice, such Tag-Along Seller agrees to the following: (A) prior to the closing of any such Tag-Along Sale, to execute and deliver (or cause to be executed and delivered) any purchase agreement or other documentation required by the acquiror to consummate the Tag-Along Sale, which purchase agreement and other documentation shall be on terms no less favorable in respect of any material term to such Tag-Along Seller than those executed by the Tag-Along Initiating Members; and (B) at the closing of any such transaction, to take all other actions reasonably

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necessary or desirable to cause the consummation of the Tag-Along Sale. In connection with a Tag-Along Sale pursuant to this Section 3.5, (i) the liability for indemnification and purchase price adjustments, if any, for each Tag-Along Seller shall be several, not joint (except in the event that any portion of the consideration respecting such sale is deposited into escrow or subject to a holdback arrangement, which escrow or holdback arrangements shall be funded pro rata based on the amount of sales proceeds actually received by such Tag-Along Seller in such Tag-Along Sale (assuming all escrow or holdback amounts are distributed to the sellers)), and shall be pro rata in accordance with the sale proceeds actually received by such Tag-Along Seller in connection with such Tag-Along Sale (assuming all escrow or holdback amounts are distributed to the sellers) and (ii) the total liability of each Tag-Along Seller (other than in the case of fraud by such Tag-Along Seller) shall be limited to the amount of sales proceeds actually received by such Tag-Along Seller from such Tag-Along Sale. If any Tag-Along Seller electing to participate in a Tag-Along Sale breaches any of its obligations under this Section 3.5, then such Tag-Along Seller will not be permitted to participate in such Tag-Along Sale and the Tag-Along Initiating Members can proceed to close such Tag-Along Sale excluding the sale of such Tag-Along Seller’s Class A Units therefrom.

(d)       The closing of the Tag-Along Sale shall be held at such place and on such date as determined by the Tag-Along Initiating Members and the Transferee. Upon the consummation of the Tag-Along Sale, the Transferee shall remit directly to each Tag-Along Initiating Member and each Tag-Along Seller, by wire transfer if available and requested by such Tag-Along Initiating Member or Tag-Along Seller, the consideration for such Tag-Along Initiating Member’s or Tag-Along Seller’s, as applicable, Class A Units sold pursuant to this Section 3.5 less such Tag-Along Initiating Member’s or Tag-Along Seller’s pro rata share of the expenses of the transaction including legal, accounting and investment banking fees and expenses incurred on behalf of all Tag-Along Initiating Members and Tag-Along Sellers, such determination of expenses to be determined in good faith by the Board of Directors; provided, that each Tag-Along Initiating Member and Tag-Along Seller shall be responsible for its own legal fees relating to such transaction. If the Tag-Along Sale is not consummated within one hundred eighty (180) days after delivery of the Tag-Along Notice, the Tag-Along Initiating Members may not sell any Class A Units unless such Tag-Along Initiating Members have again complied in full with this Section 3.5.

(e)       No Tag-Along Seller shall (i) take any action that might impede, be prejudicial to or be inconsistent with, any Tag-Along Sale, (ii) assert, to the extent that an advance waiver is permitted by applicable non-waivable law, at any time, any claim against the Company or any other Member (including any Tag-Along Initiating Members) in connection with such Tag-Along Sale, other than any claim for non-compliance with this Agreement, or (iii) disclose to any Person (other than (y) to its Affiliates, and its and their respective officers, directors, employees, investors, lenders, representatives and advisors or (z) as requested or required pursuant to any Requirement of Law) any information related to such Tag-Along Sale (including the fact that discussions or negotiations are taking place concerning such Tag-Along Sale, or any of the terms, conditions or other facts with respect to such Tag-Along Sale).

(f)       The Company shall, and shall use its commercially reasonable efforts to, cause its officers, employees, agents, contractors and others under its control to, cooperate and assist in any proposed Tag-Along Sale and not to take any action which might impede, be prejudicial to or be inconsistent with, any such Tag-Along Sale. Pending the completion of any proposed Tag-Along Sale, the Company shall use commercially reasonable efforts to operate in the ordinary course of business and to maintain all existing business relationships in good standing and otherwise comply with the terms of the documentation governing such Tag-Along Sale to which it is a party.

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3.6       Drag-Along Rights.

(a)       If a Class A Member or group of Class A Members holding, in the aggregate, 50% or more of the issued and outstanding Units (the “Drag-Along Initiating Sellers”) propose to consummate a Transfer of at least 50% of the issued and outstanding Units or all or substantially all of the assets of the Company to an Unrelated Party (including in connection with a Sale Transaction, each a “Drag-Along Sale”), then such Members shall have the right (the “Drag-Along Right”) to require each other Member (each, a “Drag-Along Seller”) to sell the Drag-Along Portion of such Member’s Units (or support such sale of all or substantially all assets) in such Drag-Along Sale for the same form and amount of consideration (and with the same rights to elect certain forms and amounts of consideration) and on the same terms and conditions as such Drag-Along Initiating Sellers (including customary representations, covenants, indemnities and agreements). As used in this Section 3.5, “Drag-Along Portion” means with respect to any Drag-Along Seller, the same percentage of Class A Units owned by such Drag-Along Seller as is equal to the percentage of Class A Units held by the Drag-Along Initiating Seller that is being Transferred pursuant to such Drag-Along Sale. In the event that the Class A Members exercise the option set forth in this Section 3.6, each other Member shall further be required to (i) consent to and raise no objections to such Drag-Along Sale, (ii) waive any appraisal rights which it may have in connection therewith, (iii) make the same representations and warranties as the selling Members, including with respect to broker’s fees, non-contravention, such Member’s authority to consummate such sale and its title to the Units being sold and (iv) take all other actions reasonably necessary or desirable to cause the consummation of such Drag-Along Sale. In connection with a Drag-Along Sale pursuant to this Section 3.6, (A) the liability for indemnification and purchase price adjustments, if any, for each Drag-Along Initiating Seller and Drag-Along Seller shall be several, not joint (except in the event that any portion of the consideration respecting such sale is deposited into escrow or subject to a holdback arrangement, which escrow or holdback arrangements shall be funded in pro rata accordance with the sale proceeds actually received by such Drag-Along Initiating Seller or Drag-Along Seller, as the case may be, in such Drag-Along Sale (assuming all escrow or holdback amounts are distributed to the sellers)), and shall be pro rata in accordance with the sale proceeds actually received by such Drag-Along Initiating Seller or Drag-Along Seller, as the case may be, in such Drag-Along Sale (assuming all escrow or holdback amounts are distributed to the sellers) and (B) the total liability of each Drag-Along Initiating Seller and each Drag-Along Seller (other than in the case of fraud by such Drag-Along Initiating Seller or Drag-Along Seller, as applicable) shall be limited to the amount of sales proceeds actually received by such Drag-Along Initiating Seller or Drag-Along Seller from such Drag-Along Sale. Notwithstanding anything to the contrary contained herein, in no event shall any Member be required, as a condition of participating in such Transfer, to (1) agree to any non-competition covenant, employee non-solicit covenant or other similar agreement restricting the business operations of the Member or any of its Affiliates or Approved Funds as a condition of participating in such Transfer (other than customary confidentiality obligations), (2) provide a release in any capacity other than such Member’s capacity as a Member, (3) amend, waiver or terminate any agreements (other than investment related agreements) and (4) make any capital commitment or indemnify or contribute any amount in excess of the net cash amount received by such Member in any such Drag-Along Sale.

(b)       At least fourteen (14) days prior to the expected consummation of any Drag-Along Sale, the Drag-Along Initiating Sellers shall deliver a written notice (the “Drag-Along Sale Notice”) to the Company and each other Member, specifying in reasonable detail (i) the identity of the proposed Transferee, (ii) the proposed purchase price (including form of consideration or the right to elect such form of consideration) and (iii) a summary of the other proposed material terms and conditions of the Drag-Along Sale.

(c)       Within ten (10) days after delivery of the Drag-Along Sale Notice, each Drag-Along Seller shall execute and deliver (or cause to be executed and delivered) any purchase agreement or

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other documentation required by the acquiror to consummate the transaction (provided that the same are consistent with the provisions set forth in Section 3.6(a)), which purchase agreement and other documentation shall be on terms no less favorable in respect of any material term to such Drag-Along Seller with respect to its Units than those executed by the other Members participating in such Drag-Along Sale. The Drag-Along Initiating Sellers will deliver or cause to be delivered to each Drag-Along Seller copies of all transaction documents (including any schedules, exhibits and annexes thereto) relating to the Drag-Along Sale promptly as the same become available.

(d)       The closing of the Drag-Along Sale shall be held at such place and on such date as determined by the Drag-Along Initiating Sellers and the Transferee. Upon the consummation of the Drag-Along Sale, the Transferee shall remit directly to each Drag-Along Initiating Seller and each Drag-Along Seller, by wire transfer if available and if requested by such Drag-Along Initiating Seller or Drag-Along Seller, as the case may be, the consideration for such Drag-Along Initiating Seller or Drag-Along Seller’s Units sold pursuant to this Section 3.6 less such Drag-Along Initiating Seller or Drag-Along Seller’s pro rata share (based on the consideration actually received) of the expenses of the transaction incurred on behalf of and for the benefit of all Members (it being understood that expenses incurred on behalf of a Member for his, her or its sole benefit will not be considered to be for the benefit of all Members) including legal, accounting and investment banking fees and expenses, such determination of expenses to be determined in good faith by the Board of Directors.

3.7       Preemptive Rights.

(a)       If the Company or any of its Subsidiaries shall propose to issue and sell any new Class A Units or other Equity Securities of any kind, or if the Company or any of its Subsidiaries shall propose to issue and sell securities convertible into or exercisable or exchangeable for Class A Units or any other Equity Securities of the Company or any of its Subsidiaries, or any securities of any type whatsoever that are, or may become, convertible into any Equity Security of the Company or any of its Subsidiaries, in each case other than Excluded Securities, after the date hereof (collectively, the “Additional Equity Securities”), each Class A Member that, collectively with its Affiliates and Approved Funds, holds 5% or more of the issued and outstanding Units (the “Qualifying Class A Members”) shall have the right to purchase (on the same terms and conditions as the Company proposes to issue the Additional Equity Securities) that number of such Additional Equity Securities (the “Pro rata Portions”) equal to the product of (y) the total number of Additional Equity Securities to be issued, multiplied by (z) a fraction, the numerator of which is the number of Class A Units held by such Member (directly or indirectly), and the denominator of which is the aggregate number of Class A Units outstanding at such time. For the avoidance of doubt, the calculation of the “Qualifying Members” shall include Units issued pursuant to the Management Incentive Plan and shall exclude Units allocated to the Management Incentive Plan that have not yet been issued.

(b)       At least fifteen (15) days prior to any proposed issuance of Additional Equity Securities, the Company shall deliver a written notice of such issuance (the “Preemptive Offer”) to each Qualifying Class A Member, specifying in reasonable detail the amount, type and terms of such Additional Equity Securities. The Preemptive Offer shall by its terms remain open for a period of ten (10) days from the date of delivery thereof (the “Acceptance Period”) and shall specify the date on which the Additional Equity Securities may be purchased by the Qualifying Class A Members, which date shall be at least fifteen (15) but not more than ninety (90) days from the date of the Preemptive Offer. Each Qualifying Class A Member may elect to purchase all or a portion of the Additional Equity Securities that such Member is entitled to purchase pursuant to the Preemptive Offer by providing written notice thereof to the Company within the 10-day period set forth above, including in such written notice the maximum number of Additional Equity Securities it intends to purchase. Each Qualifying Class A Member that elects to purchase

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or acquire all of the Additional Equity Securities available to it (each, a “Fully Exercising Member”) shall have the additional right (the “Additional Purchase Right”) to offer in its notice of exercise to purchase any or all of the Additional Equity Securities not accepted for purchase by any other Qualifying Class A Member, in which event such Additional Equity Securities not accepted by any other Qualifying Class A Member shall be deemed to have been offered to and accepted by the Fully Exercising Members exercising such Additional Purchase Right in proportion to their relative Pro rata Portions on the same terms and at the same price per Additional Equity Security as those specified in the Preemptive Offer, but in no event shall any Fully Exercising Member exercising its Additional Purchase Right be allocated a number of Additional Equity Securities in excess of the maximum number such Fully Exercising Member has offered to purchase in its notice of exercise.

(c)       If all of the Additional Equity Securities are not elected to be purchased as provided in Section 3.7(b), the Company may, during a period of ninety (90) days following the expiration of the Acceptance Period, sell or issue the remaining unsubscribed portion of Additional Equity Securities to any Person at a price not less than, and upon the terms set forth in, the Preemptive Offer.

(d)       The closing of the sale of the Additional Equity Securities (including the sale of any Additional Equity Securities pursuant to Section 3.7(b) and Section 3.7(c)) shall be held at such place and on such date as determined by the Company, but in no event later than ninety (90) days (or longer, if reasonably necessary to comply with applicable Requirements of Law) after the expiration of the Acceptance Period. If the Company has not sold the Additional Equity Securities, or entered into an agreement to sell the Additional Equity Securities within such 90-day period (or longer, if reasonably necessary to comply with applicable Requirements of Law), the Company shall not thereafter issue or sell such Additional Equity Securities to any Transferee without again complying with the provisions of this Section 3.7.

(e)       Notwithstanding anything to the contrary in this Section 3.7, the Board of Directors may, in its reasonable discretion, cause the Company to issue Additional Equity Securities prior to giving any notice or the expiration of the applicable waiting periods described in Section 3.7(b) so long as, within sixty (60) days following such issuance, the Fully Exercising Members receive the benefits of this Section 3.7 they would have received had the waiting periods been complied with; provided, however, that such Preemptive Offer shall by its terms remain open for a period of ten (10) days from the date of delivery thereof; provided, further, that nothing in this Section 3.7(e) shall require that any previously issued Additional Equity Securities be transferred or redeemed.

(f)       Each Qualifying Class A Member may transfer its rights under this Section 3.7 to any Permitted Transferee of such Member.

3.8       Initial Public Offering.

(a)       In the event that at any time after the date hereof, the Board of Directors determines that it shall facilitate an offering of Equity Securities in the Company or a successor through an Initial Public Offering, then the Board of Directors shall have the power to cause the Company to be reorganized as a corporation (such corporation or other issuer entity being hereinafter referred to as a “Public Vehicle”) under the General Corporation Law of the State of Delaware by incorporation, merger, conversion, contribution, formation of a corporate Subsidiary or other permissible manner (a “Conversion”), and the Members shall use their commercially reasonable efforts to effectuate such Conversion and take such actions as are reasonably necessary or desirable to complete the Initial Public Offering in a manner designed to achieve a fair price and broad public distribution of the securities being offered in the Initial Public Offering.

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(b)       If applicable, the Members holding Units shall receive, in exchange for their Units of a particular class, shares of stock in the Public Vehicle of the relevant class having the same relative seniority, preference, accumulated dividends, dividend rate, dividend accumulation and compounding and, in the case of the Class A Units, the other characteristics of the Class A Units, voting, management and consent rights, economic interest and other rights and obligations (and in no event shall such interest, rights or obligations be less favorable to such Member than the terms of their respective Units) in the Public Vehicle as are set forth in this Agreement applicable to the Units, subject to any modifications deemed appropriate by the Board of Directors as a result of the Conversion or if advisable in order to effectuate the Initial Public Offering.

(c)       In such event, the Public Vehicle and the Members (in their capacities as stockholders of the Public Vehicle) shall enter into a stockholders’ agreement providing for such terms and conditions as are necessary for the rights and obligations and provisions of this Agreement that survive an Initial Public Offering (and do not otherwise adversely affect the ability to effectuate the Initial Public Offering) to continue to apply to the Public Vehicle, the stockholders of the Public Vehicle and the capital stock of the Public Vehicle, including (i) an agreement to vote all shares of capital stock held by such stockholders to elect the Board of Directors of such resulting corporation in accordance with the substance of Section 6.1, and (ii) the rights and obligations of the Members contained herein (which may, at the election of the holders of a Majority Class A Interest, be contained in the Public Vehicle’s certificate of incorporation).

(d)       Except as otherwise provided in this Section 3.8, no Member will have the right or power to veto, vote for or against, amend, modify or delay a Conversion or the Initial Public Offering. In furtherance of the foregoing, each Member hereby makes, constitutes and appoints the Company its true and lawful attorney, for it and in its name, place and stead and for its use and benefit, to act as its proxy in respect of any vote or approval of Members required to give effect to this Section 3.8, including any vote or approval required under the Act. The proxy granted pursuant to this Section 3.8(d) is a special proxy coupled with an interest and is irrevocable.

(e)       The Company and the Members hereby agree to use their commercially reasonable efforts to structure the Conversion to maximize the ability of the Members to aggregate (or “tack”) the period during which they hold their Units together with the period during which they hold shares of capital stock of the Public Vehicle for purposes of the United States securities laws, including Rule 144 under the Securities Act.

(f)       Each Member (including any Transferee thereof) agrees, if requested by the Company and a managing underwriter, if any, in connection with any Initial Public Offering and upon confirmation reasonably satisfactory to such Member that all officers and directors of the Company and all holders, collectively with their Affiliates and Approved Funds, of one percent (1%) or greater of Equity Securities of the Company shall enter into similar agreements, thereby agreeing not to Transfer any Equity Securities of the Company held by it for one hundred eighty (180) days following the effective date of the relevant registration statement filed under the Securities Act in connection with the Initial Public Offering, as such managing underwriter shall specify reasonably and in good faith. Each Member shall enter into customary letter agreements to the foregoing effect if so, requested by the Company and the managing underwriter, if any. Notwithstanding the foregoing, in the event any Member is released by the Company and the managing underwriter, if any, from the restrictions contemplated by this Section 3.8(f), all other Members shall be released from such restrictions pro-rata.

(g)       Notwithstanding anything to the contrary set forth in this Agreement, the restrictions contained in this Agreement shall not apply to Units, any other Equity Securities or any

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securities convertible into or exercisable or exchangeable for Units or other Equity Securities acquired by any Member, including acquired by any of their respective Affiliates or Approved Funds, following the effective date of the first registration statement of the Company covering common stock (or other securities) to be sold on behalf of the Company in an underwritten public offering.

3.9       Employee Holding Vehicle.

The Company may establish special purpose investment vehicles through which equityholders of such entity indirectly hold Units. In applying the provisions of this Agreement, and in order to determine equitably the rights and obligations of such entity and the members thereof, the Board of Directors may, in its discretion, treat such entity, for all purposes of this Agreement as if each member of such entity were a Member of the Company with an interest in the same class of Units held by such entity. Accordingly, (a) upon any issuance of additional capital interests to an equityholder of such entity or a withdrawal by any member from such entity (or any other event that causes the cancellation or repurchase of any capital interests of such entity) or (b) upon the transfer of Units by such entity, such entity shall, and the Board of Directors and the Members shall take all necessary actions or make other adjustments to cause the Company, such entity (as a Member of the Company) to, replicate such actions at the level of the Company.

3.10       Termination of Certain Rights.

The rights and obligations provided pursuant to Section 3.4, Section 3.5, Section 3.6, Section 3.7 and Section 3.8 of this Agreement shall terminate and be of no further force and effect immediately prior to, but conditioned upon, the consummation of an Initial Public Offering and receipt by the Members of the publicly traded stock of the Public Vehicle.

3.11       Business Transactions with Members and Directors.

Subject to Section 6.11 hereof, a Director or a Member may lend money to, borrow money from, act as a surety, guarantor or endorser for, guarantee or assume one or more specific obligations of, provide collateral for, and transact other business with the Company and, subject to applicable Requirements of Law, shall have the same rights and obligations with respect to any such matter as a Person who is not a Member or Director.

3.12       No Interest in Company Property.

No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company.

3.13       Liability to Third Parties.

Except as expressly provided in this Agreement, by the Act or by other applicable Requirements of Law, no Member of the Company shall be liable for any debts, liabilities or obligations of the Company or the other Members, whether arising in tort, contract or otherwise, including under a judgment, decree or order of a court, solely by reason of being a Member of the Company, beyond the amount of such Member’s Capital Contribution, and no Director of the Company shall be liable for any such debts, liabilities or obligations solely by reason of being a Director.

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3.14       Withdrawal.

A Member does not have the right or power to withdraw from membership in the Company without unanimous approval of the Board of Directors. As soon as any Person who is a Member ceases to hold any Units, such Person shall no longer be a Member. The death or dissolution of any Member shall not cause the dissolution of the Company. In such event, subject to Section 3.4 hereof, the Company and its business shall be continued by the remaining Member or Members.

ARTICLE IV

CAPITAL CONTRIBUTIONS

4.1       Capital Contributions.

Each Class A Member has made (or is deemed to have made) a Capital Contribution to the Company as of the date hereof pursuant to the Plan as set forth in the books and records of the Company.

4.2       Return of Contributions.

Except as otherwise provided in this Agreement, a Member is not entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its Capital Account or its Capital Contribution. An unrepaid Capital Contribution is not a liability of the Company or of any Member. A Member is not required to contribute or to lend any cash or property to the Company to enable the Company to return any Member’s Capital Contribution.

4.3       Additional Capital Contributions.

No Member shall have any obligation to make any Capital Contributions to the Company after the date hereof. In the event of any Capital Contribution after the date hereof made in accordance with this Agreement, the Company shall issue to the Member(s) making such Capital Contribution the requisite class(es) of Units representing the increased interests of such Member(s). The Board of Directors may accept additional Capital Contributions after the date hereof and issue additional Class A Units for such additional consideration as the Board of Directors shall approve in its sole discretion, which issuance shall be subject to Section 3.7. The Board of Directors shall have the right, power and authority to amend the Schedule of Members, as provided herein, to the extent necessary to reflect any changes in capitalization or ownership of the Company. A Member will cease to be a Member when such Person ceases to own Units in the Company.

4.4       Creditors of the Company.

No creditor of the Company, in its capacity as such, will have, or shall acquire, at any time, any direct or indirect interest in the profits, capital, or property of the Company other than as a secured creditor as a result of making a loan to the Company.

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ARTICLE V

DISTRIBUTIONS, ALLOCATIONS AND WITHHOLDING

5.1       Distributions.

(a)       Distributions of Available Cash. Distributions of Available Cash shall be made to Class A Members pro rata based on their respective Class A Percentage Interest, and shall be made at such times as the Board of Directors, in its sole discretion, shall determine.

(b)       Distributions of Capital Proceeds. Except as set forth in Section 10.2(b), distributions of Capital Proceeds shall be made to the Class A Members pro rata based on their respective Class A Percentage Interests.

ARTICLE VI

BOARD OF DIRECTORS; OFFICERS; CONFLICTS OF INTEREST; MEETINGS OF MEMBERS

6.1       Board of Directors.

(a)       Except as otherwise expressly provided in this Agreement, the Board of Directors shall have exclusive authority to manage the strategy, operations and affairs of the Company and to make all decisions regarding the business of the Company. It is understood and agreed that the Board of Directors shall have all of the rights and powers of a manager as provided in the Act and as otherwise provided by law, and any action taken by the Board of Directors or its authorized agent or agents shall constitute the act of and serve to bind the Company.

(b)       From and after the date hereof until changed in accordance with this Agreement, the Board of Directors shall consist of up to five (5) Directors. The Directors as of the Effective Date are set forth on Schedule I hereto. The Directors of the Company shall be appointed as set forth below, and each Member agrees to take all necessary and appropriate action on or following the date hereof to cause the election to the Board of Directors. Until the date that is two (2) years after the Effective Date, the Board of Directors shall be comprised as follows:

(i)       One Director shall be the then serving Chief Executive Officer of the Company (the “CEO”). The CEO as of the Effective Date is set forth in Schedule I;

(ii)       The JPM Member shall be entitled to elect (by affirmative vote or written consent) one Director (a “JPM Director”); provided, however, that if the JPM Member shall cease to own at least 50% of the Class A Units held by the JPM Member as of the Effective Date, the JPM Member shall forfeit the right to elect the JPM Director;

(iii)       The SSP Member shall be entitled to elect (by affirmative vote or written consent) one Director (an “SSP Director”); provided, however, that if the SSP Member shall cease to own at least 50% of the Class A Units held by the SSP Member as of the Effective Date, the SSP Member shall forfeit the right to elect the SSP Director;

(iv)       The Hudson Bay Member, the HG Vora Member and the Brigade Member (collectively, the “Other Members”) shall be entitled to elect (by affirmative vote or written consent

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of a majority of the Class A Units held by the Other Members) one Director (an “Other Members Director”); provided, however, that if any of the Hudson Bay Member, the HG Vora Member and the Brigade Member, shall cease to individually own at least 50% of the Class A Units held by such Member as of the Effective Date, the applicable Member shall forfeit its right to participate in the election of the Other Members Director; provided, further, that none of the Other Members shall retain the right to participate in the election of the Other Member Director unless (1) at least one of the Other Members, individually, holds in aggregate at least 5% of the Class A Units issued and outstanding or (2) the Other Members, collectively, hold in aggregate at least 10% of the Class A Units issued and outstanding; provided, further, that the Other Members shall only be entitled to designate an individual as an Other Members Director if such individual is not employed or affiliated with any of the Other Members or any of their respective Affiliates;

(v)       The Steerco Members holding a majority of the Class A Units held by the Steerco Members shall elect (by affirmative vote or by written consent) one (1) independent Director which at all times shall adhere to the Independence Standards (the “Independent Director”); provided, that each applicable Steerco Member shall only retain the right to participate in the election of the Independent Director to the extent such Steerco Member continues to own at least 50% of the Class A Units held by such Steerco Member as of the Effective Date;

provided, further, that if, as of the Effective Date, the Independent Director has not yet been appointed, the Company shall provide updates to the Office of the Inspector General on the efforts to appoint an Independent Director from time to time.

The Members exercising their rights granted pursuant to this Section 6.1(b) shall consider corporate governance best practices.

(c)       Each Director appointed pursuant to Section 6.1(b) may be removed from the Board of Directors, with or without cause, only by the Member or Members that appointed such Director and, in such cases, the applicable Member or Members may fill the vacancy on the Board of Directors created by such removal; provided, however, that if such Member(s) (together with their Affiliates and Approved Funds) cease to have the right to elect a Director pursuant to the applicable clause of Section 6.1(b), then (i) such Director appointed by such Member(s) will be automatically removed from the Board of Directors with no further action by such Member(s), and (ii) a new Director shall be appointed by (A) the remaining Designating Members holding a majority of the Class A Units held by the remaining Designating Members or (B), if there are no longer any Designating Members entitled to appoint a Director, the Members holding a Majority Class A Interest, to fill any vacancy on the Board of Directors created by the termination of such Member’s right to appoint a Director; provided, further, any subsequent CEO may be appointed by the Board of Directors and shall automatically be a Director with no further action by any Person. If the individual serving as the CEO ceases to be the CEO of the Company, such individual will be automatically removed from the Board of Directors with no further action by any Person.

(d)       The rights granted to each of the JPM Member, the SSP Member and Other Members pursuant to Section 6.1(b) will not be assignable, whether in whole or in part, in connection with a Transfer of Units.

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(e)       Following the second anniversary of the Effective Date:

(i)       the Board of Directors shall be entitled to change the size of the Board of Directors;

(ii)        the then serving CEO, as may be removed or appointed by the Board of Directors in accordance with Section 6.13, shall be a Director; provided, however, that if the individual serving as the CEO ceases to be the CEO of the Company, such individual will be automatically removed from the Board of Directors with no further action by any Person;

(iii)       on an annual basis, the Members holding a Majority Class A Interest shall elect (A) one Independent Director which shall at all times adhere to the Independence Standards and (B) such other Directors as they determine;

(iv)       each Director (other than the CEO) may be removed from the Board of Directors, with or without cause, by a Majority Class A Interest and, subject to Section 6.1(e)(v), such vacancy created by a removal may be filled by the Majority Class A Interest; and

(v)       any vacancies on the Board of Directors may be filled by the Board of Directors until the next annual election of the Board of Directors.

(f)       The compensation of the Directors shall be determined by the Board of Directors and may be altered by the Board of Directors from time to time; provided, however, that no Director shall receive such compensation if such Director is also an employee of the Company or any of its Subsidiaries; provided, further, that the Independent Director shall at all times adhere to the Independence Standards.

6.2       Meetings of the Board of Directors.

(a)       Regular meetings of the Board of Directors shall be held quarterly or on a more frequent basis, at times and at locations determined by the Board of Directors. A special meeting of the Board of Directors may be called for any purpose at any time by the CEO or any two (or, to the extent there is only one member of the Board of Directors at such time, one) or more members of the Board of Directors and Members collectively holding at least 50% of the Class A Units issued and outstanding. Any Director may participate in a meeting of the Board of Directors by telephone conference or similar communications equipment by means of which all Persons participating in the meeting can hear one another, and such participation shall constitute presence or attendance of such Person at such meeting.

(b)       Unless waived by all of the Directors in writing (before or after a meeting), the Board of Directors shall provide written notice of any meeting, which notice shall state the place, date, time and purpose of the meeting. Notice of any such meeting (including special meetings) shall be given to each Director either (i) by mail at least 48 hours prior to the date on which such meeting is to be held by telephone, facsimile, electronic mail, mail or any other means of communication, (ii) by telephone, telegram, facsimile or other electronic transmission at least 24 hours prior, or (iii) on such shorter notice as the Person or Persons calling such meeting may deem necessary or appropriate in the circumstance. Notice of any meeting need not be given to any Director who waives such notice (before or after a meeting). Attendance at such meeting (whether in person, telephonically or otherwise) without protesting, prior thereto or at its commencement, the lack of notice to such Director shall constitute a waiver of notice of such meeting.

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(c)       The presence (whether in person, telephonically or otherwise) of at least a majority of the Board of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board of Directors within an hour of the time appointed for such meeting, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

(d)       Each Director present at any meeting of the Board of Directors (whether in person, telephonically or otherwise) or each Director signing any written resolution or consent of the Board of Directors or authorizing any other action of the Board of Directors shall have the right to exercise one vote in the aggregate at any such meeting or in respect of such resolution, consent or action. The affirmative vote of a majority of the Board of Directors shall constitute the act of the Board of Directors.

6.3       Chairperson of the Board.

(a)       The Director to initially serve as the chairperson of the Board of Directors (the “Chairperson”) shall be designated by both (1) the Steerco Members holding a majority of the Class A Units held by the Steerco Members and (2) at least three (3) of the Steerco Members. Following the designation of the initial Chairperson, until the date that is two (2) years after the Effective Date, the Chairperson shall be designated by the Members holding a Majority Class A Interest.

(b)       Following the second anniversary of the Effective Date, the Chairperson shall be designated by the Board of Directors.

(c)       The Chairperson shall preside over each meeting of the Board of Directors, or, if the Chairperson is unable to attend or participate in such a meeting, a majority of the Directors present at such meeting shall appoint any Director to preside at such meeting.

6.4       Committees of the Board.

The Board of Directors may establish such committees of the Board of Directors as it deems necessary or appropriate, including an audit committee, a compensation committee, and a governance and nominating committee, each of whose members shall be elected by the Board of Directors. Each such committee shall exercise those powers of the Board of Directors delegated to it by the Board of Directors.

6.5       Action by Unanimous Written Consent of the Board of Directors.

Any action permitted or required by the Act, the Certificate or this Agreement to be taken at a meeting of the Board of Directors may be taken without a meeting if a consent in writing, setting forth the action to be taken, is sent to all of the Directors prior to execution and is unanimously signed by all Directors. Such consent shall have the same force and effect as an action taken at a meeting and may be stated as such in any document or instrument filed with the Secretary of State of the State of Delaware, and the execution of such consent shall constitute attendance or presence at a meeting of the Board of Directors.

6.6       Waiver of Fiduciary Duties.

The Members and Directors (other than in their capacity as an officer, employee or consultant of the Company or its Subsidiaries) may engage independently or with others in other business ventures of any kind, render advice or services of any kind to other investors or ventures, and make or manage other investments or ventures. Neither the Company nor any Member shall have any right by virtue of this Agreement, or the relationship created hereby in or to such other ventures or activities or to the income or

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proceeds derived therefrom, and the pursuit of such ventures shall not be deemed wrongful or improper under this Agreement. In furtherance of the foregoing, the parties hereto hereby agree that, (a) each Director (other than his capacity as an officer, employee or consultant of the Company or its Subsidiaries) is permitted to have, and may presently or in the future have, investments or other business relationships with entities engaged in the business of the Company, and in related businesses other than through the Company or its Subsidiaries (an “Other Business”), and have and may develop a strategic relationship with businesses that are and may be competitive with the Company, (b) no Member or Director (other than in his capacity as an officer, employee or consultant of the Company or its Subsidiaries) will be prohibited by virtue of its investment in, or service as a Director to the Company, if any, from pursuing and engaging in any such activities, (c) no Member or Director (other than in his capacity as an officer, employee or consultant of the Company or its Subsidiaries) will be obligated to inform the Company or the other Members of any such opportunity, relationship or investment, (d) the involvement of a Member or Director (other than in his capacity as an officer, employee or consultant of the Company or its Subsidiaries) in any Other Business will not constitute a conflict of interest by such Persons with respect to the Company, and (e) no Member or Director (other than in his capacity as an officer, employee or consultant) shall have any duty or obligation to bring any “corporate opportunity” to the Company, regardless of whether such opportunity is, from its nature, in the line of the Company’s business, is of practical advantage to the Company or is one that the Company is financially able to undertake, unless such opportunity was first presented to such Member or Director through or from being on the Board of Directors. Without limiting the foregoing, to the fullest extent permitted by law and notwithstanding any other provision of this Agreement or any other agreement contemplated herein or applicable provisions of law or equity or otherwise, the parties hereto hereby agree that pursuant to the authority of Sections 18-1101(c)-(e) of the Act, the parties hereto hereby eliminate any and all fiduciary duties a Member or Director may have (other than to the Company and its Subsidiaries, in his or her capacity as an officer employee or a consultant of the Company or its Subsidiaries) to such parties and hereby agree that the Members and Directors shall have no fiduciary duty to the Company or its Subsidiaries or any other Member or other party to this agreement; provided, however, the foregoing shall not eliminate the implied contractual covenant of good faith and fair dealing, to the extent such covenants are not waivable under Sections 18-1101(c)-(e) of the Act.

6.7       Meetings of the Members.

(a)       Annual meetings of the Members of the Company may be held at such time, date and place as the Board of Directors shall determine.

(b)       Special meetings of the Members for any proper purpose or purposes may be called at any time by the Board of Directors or the Members holding a Majority Class A Interest.

(c)       All meetings of the Members of the Company may be held at such places, within or without the State of Delaware, as may from time to time be designated by the Board of Directors, in the case of annual meetings, or by the Person or Persons calling the special meeting, and specified in the respective notices or waivers of notice thereof.

(d)       Except as otherwise provided by applicable Requirements of Law, notice of each meeting of the Members of the Company shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each Member of record entitled to vote at such meeting by delivering a written notice thereof to such Member personally, by depositing such notice in the United States mail in a postage prepaid envelope, directed to such Member at the post office address furnished by the Member to the Company or by delivering an electronic copy of such notice to such Member via facsimile or electronic mail. Attendance at such meeting (whether in person, telephonically or otherwise) shall constitute a waiver of notice of such meeting. Any Member may participate in a meeting of the Members by telephone

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conference or similar communications equipment by means of which all persons participating in the meeting can hear one another, and such participation shall constitute presence or attendance of such Person at such meeting.

(e)       Subject to Section 11.4, the presence (whether in person, telephonically or otherwise) of at least a majority of the Members shall constitute a quorum for the transaction of business, and Majority Class A Approval shall constitute the act of the Members on any matter on which the Members have the authority to act.

6.8       Action by Written Consent of the Members.

Any action permitted or required by the Act, the Certificate or this Agreement to be taken at a meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed by Members having not less than the minimum number of Class A Units that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. Such consent shall be delivered to all Members who did not sign the consent, and shall have the same force and effect as Majority Class A Approval at a meeting and may be stated as such in any document or instrument filed with the Secretary of State of the State of Delaware, and the execution of such consent shall constitute attendance or presence in person at a meeting of the Members.

6.9       Board Observer Rights.

(a)       In addition to the rights set forth in Section 6.1(b), (i) each Member, collectively with its Affiliates and Approved Funds, that owns at least 10% of the issued and outstanding Class A Units (but excluding the GUC Equity Trust) and (ii) each of the Other Members shall have the right, but not the obligation, to designate one representative (a “Board Observer”), to attend the meetings of the Board of Directors and any committees thereof in a non-voting, observer capacity, and such Board Observer will be provided, concurrently with the members thereof, and in the same manner, notice of such meeting and a copy of all minutes, consents and other materials provided to such members; provided that if (1) the applicable Member(s) (collectively with its Affiliates and Approved Funds) in clause (i) above shall cease to own at least 10% of the issued and outstanding Class A Units or (2) any of the Other Members shall cease to own at least 50% of the Class A Units held by such Member as of the Effective Date, then (A) the applicable Member shall no longer have the right to designate a Board Observer and (B) the Board Observer designated by such Member will automatically be removed with no further action by such Member. The Board Observers as of the Effective Date are as set forth in Schedule I.

(b)       To the extent a Liquidity Event (as defined in the Exit Facilities Credit Agreement) has not occurred prior to the first anniversary of the closing under the Exit Facilities Credit Agreement, the Administrative Agent shall have the right to designate a Board Observer with customary Board observation rights as set forth in the Exit Facilities Credit Agreement. Such observation rights shall terminate upon the occurrence of a Liquidity Event.

(c)       Each Board Observer shall be required to execute an agreement reasonably acceptable to the Company (with no right to require the Company to make any disclosure of non-public information) with respect to confidentiality and certain other requirements for Board Observers prior to attending any meetings or receiving any written materials. For the avoidance of doubt, no Board Observer will have any right to vote on any matter before the Board of Directors or any committee thereof. Any Board Observer designated by the Other Members shall be only allowed to attend meetings remotely (via a teleconference platform) and no consideration shall be given to account for such Board Observer with respect to scheduling meetings or other Board of Directors events.

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(d)       Notwithstanding the foregoing, the Board of Directors or any committee thereof, as applicable, may (i) request that any Board Observer recuse himself or herself from portions of meetings, and (ii) withhold certain information from any Board Observer, if the Board of Directors or such committee thereof believes in good faith, based on the advice of counsel, that such recusal, omission or withholding of information is reasonably necessary in order to preserve attorney-client privilege, or because an issue to be discussed at a meeting (or material to be distributed in connection with such meeting) is not appropriate to be discussed in the presence of a Board Observer (or to be distributed to such Board Observer) due to an actual or potential conflict of interest.

(e)       The rights granted to the Other Members pursuant to this Section 6.9 will not be assignable, whether in whole or in part, in connection with a Transfer of Units.

6.10       Conflicts of Interest.

(a)       The Members at any time and from time to time may engage in and possess interests in other business ventures of any and every type and description, independently or with others, including ones in competition with the Company, with no obligation to offer to the Company, any Director or any other Member or officer the right to participate therein.

(b)       Notwithstanding anything in this Agreement, for the avoidance of doubt, none of the provisions of this Agreement shall in any way limit the Designating Members or any of their respective Affiliates from engaging in any brokerage, investment advisory, financial advisory, anti-raid advisory, principaling, merger advisory, financing, asset management, trading, market making, arbitrage, investment activity and other similar activities conducted in the ordinary course of their business.

6.11       Special Matters Requiring Member Approval.

(a)       Notwithstanding anything to the contrary in the Certificate or this Agreement, the Company shall not (directly or indirectly, through any Subsidiary or otherwise, including by merger, consolidation, stock purchase, purchase of assets or other similar transaction, or in connection with any joint venture with another Person) and the Board of Directors shall not (directly or through committees) cause or permit the Company (directly or indirectly, through any Subsidiary or otherwise, including by merger, consolidation, stock purchase, purchase of assets or other similar transaction, or in connection with any joint venture with another Person), to take any of the following actions without Majority Class A Approval, in their capacity as Members:

(i)       effect or approve any material amendments or modifications to, or waivers or restatements of the Company or its Subsidiaries’ organizational documents;

(ii)       undertake any actions that would change, rescind, terminate or otherwise revoke the Company’s election to be classified as an association taxable as a corporation for U.S. federal income tax purposes;

(iii)       approve any distributions or redemptions of any Equity Securities, other than pro rata pursuant to Section 5.1 or pursuant to or in connection with the Management Incentive Plan or any other management incentive plan or the repurchase of Equity Securities of departing employees or consultants, in each case, approved by the Board of Directors;

(iv)       except as permitted by Section 6.1, effect any change in the size, classification or voting rights of the Board of Directors;

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(v)       incur any debt in excess of $50,000,000, excluding (1) incurrences existing on the Effective Date and (2) any drawdowns below $300,000,000 under the Exit ABL Facilities in the ordinary course;

(vi)       undertake any transaction or series of transactions that results in the acquisition or disposition of any assets or business for consideration in excess of $50,000,000 (excluding a Drag-Along Sale);

(vii)       consummate an Initial Public Offering or take any action that results in the Company becoming a public reporting company under the Exchange Act; and

(viii)       enter into any material new line of business other than any line of business related or incidental to any line of business of the Company and its Subsidiaries as of such date.

(b)       In addition to the foregoing, (i) the initiation of any liquidation, dissolution, winding up or voluntary bankruptcy proceedings in respect the Company or any of its direct or indirect Subsidiaries shall require the approval of the Members holding a majority of the Class A Units in respect of which votes are cast on such action, in their capacity as Members, and (ii) any Affiliate Transaction may be approved by the Board of Directors (excluding any Directors appointed by the Designating Members interested in the Affiliate Transaction); provided, that any Affiliate Transaction involving a Sale Transaction shall require the approval of the Members holding a majority of the total issued and outstanding Class A Units (excluding the relevant Member(s) interested in the Affiliate Transaction).

(c)       The Company (directly or indirectly, through any Subsidiary or otherwise) and the Board of Directors (directly or indirectly) (a) shall cause the Company and its Subsidiaries to take all actions necessary to implement the provisions of the Plan with respect to the Elixir Rx Distributions Schedule (as defined in the Plan) as in effect as of the date of this Agreement and (b) shall not cause or permit the Company or any of its Subsidiaries (directly or indirectly) to take, support, encourage, or permit any actions inconsistent with the Elixir Rx Distributions Schedule in effect as of the date of this Agreement, without the consent of all holders of Class A Interests.

6.12       No Control by Members.

Except through the Board of Directors or as expressly set forth in this Agreement, the Members shall take no part in the control or management of the affairs of the Company, nor shall a Member have any authority to act for or on behalf of the Company or to sign for or bind the Company.

6.13       Officers.

Subject to Section 6.1(b)(i), the Board of Directors shall have the authority to appoint and terminate officers of the Company, and the Board of Directors shall take all necessary actions to cause such appointment or termination of such officers. The Board of Directors shall have the authority to retain and terminate employees, agents and consultants of the Company and to delegate such duties to any such officers, employees, agents and consultants as the Board of Directors deems appropriate, including the power, acting individually or jointly, to represent and bind the Company in all matters, in accordance with the scope of their respective duties. The officers as of the Effective Date shall be as set forth on Schedule I.

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ARTICLE VII

LIABILITY AND INDEMNIFICATION

7.1       Liability.

(a)       No Member, Director or officer of the Company or any Affiliate of any of them (collectively, the “Covered Persons”), shall be liable, responsible or accountable, in damages or otherwise, to any Member or to the Company for any act or omission performed or omitted by the Covered Persons in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, so long as such action or omission is not in violation of the provisions hereof, or with respect to any criminal action or proceeding, to have had no reasonable cause to believe such Person’s conduct was unlawful. A Covered Person shall be entitled to rely in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by the Person as to matters the Covered Person reasonably believes are within such other Person’s professional or expert competence or, as supplied to such other Person by the officers of the Company in the course of their duties.

(b)       Notwithstanding anything to the contrary in this Agreement, to the extent that, at law or in equity, the Covered Persons have duties (including fiduciary duties) and liabilities relating thereto to the Company, any Member or any other person, the Covered Persons shall not be liable to the Company, any Member or any other person for breach of fiduciary duty for their good faith reliance on the provisions of this Agreement.

7.2       Right to Indemnification.

To the fullest extent permitted by law, the Company shall indemnify and hold harmless each Covered Person who was or is made a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding brought by or against the Company or otherwise, whether civil, criminal, administrative or investigative, including an action by or in the right of the Company or otherwise, the Company to procure a judgment in its favor, by reason of the fact that such Covered Person is or was a Member, Affiliate, Director, officer, employee or agent of the Company, or that such Covered Person is or was serving at the request of the Company as a partner, member, director, officer, trustee, employee or agent of another Person, against all expenses, including attorneys’ fees and disbursements, judgments, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with such action, suit or proceeding; provided, however, that the Company shall not be obligated to indemnify or hold harmless any Covered Person against any action, suit, proceeding, claim or counterclaim brought by such Covered Person against the Company or any of its Affiliates. The Company may purchase and maintain insurance on behalf of the Covered Persons against any liability incurred by them in their capacity as a Director or officer of the Company or any of its Subsidiaries, or arising out of their status as such a Covered Person, whether or not the Company would have the power to indemnify them against such liability under this Section 7.2 (but subject to the proviso in the immediately preceding sentence). The obligations of the Company under this Section 7.2 shall (a) survive the expiration, termination or cancellation of any Covered Person’s employment or other relationship with the Company, (b) survive any Transfer or redemption of a Covered Person’s Units or other interests in the Company and (c) be in addition to, and not in lieu of, any other contractual right of indemnification for the benefit of any Covered Person.

7.3       Advancement of Expenses.

To the fullest extent permitted by the Act, expenses incurred by a Covered Person (including legal expenses) in defending any claim, demand, action, suit or proceeding, in connection with which such

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Covered Person may be entitled to indemnification as authorized in Section 7.2, shall be advanced by the Company prior to the final disposition of any such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to indemnification as authorized in Section 7.2.

7.4       Non-Exclusivity.

The indemnification provided by this Article VII shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement, determination of the Board of Directors or otherwise. The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Section 7.4 shall continue as to a Covered Person who has ceased to be a Member, Affiliate, Director, officer, employee or agent (or other Person indemnified hereunder) and shall inure to the benefit of the successors, assigns, executors, administrators, legatees and distributees of such Person.

7.5       Reimbursement.

The rights to indemnification and reimbursement provided for in this Article VII may be satisfied only out of the assets of the Company and none of the Members shall be personally liable for any claim for indemnification or reimbursement under this Article VII.

7.6       Amendment.

Notwithstanding Section 11.4, no amendment or repeal of this Article VII that adversely affects the rights of any Covered Person under this Article VII with respect to its acts or omissions at any time prior to such amendment or repeal shall apply to any Covered Person without such Covered Person’s prior written consent.

ARTICLE VIII

TAXES

8.1       Classification as a Corporation.

The parties hereto intend the Company to be classified as an association taxable as a corporation for U.S. federal, state and local tax purposes effective as of August 29, 2024, and the Company has made (or shall make) an election to be classified as a corporation for U.S. federal income tax purposes effective as of August 29, 2024. Unless otherwise determined by the Board of Directors, and subject to the applicable consent rights specified in Section 6.11, the Company shall take (or refrain from taking) such actions as may be necessary to receive and maintain such treatment and refrain from taking any actions inconsistent therewith. Each Member shall reasonably cooperate with the Company in connection with the foregoing provisions of this Section 8.1 and agrees to refrain from taking any actions inconsistent with such classification without the written consent of the Board of Directors.

8.2       Tax Returns.

The Board of Directors shall cause to be prepared and filed all necessary tax returns for the Company. Such tax returns shall be prepared in accordance with applicable Requirements of Law and filed in a timely manner.

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ARTICLE IX

BOOKS AND RECORDS; ACCOUNTANTS; INFORMATION RIGHTS OF MEMBERS; BANK ACCOUNTS; PROFESSIONAL SERVICES

9.1       Maintenance of Books and Records.

The Company shall keep records and books of account and shall keep minutes of the proceedings of its Board of Directors and its Members. The books of account for the Company shall be maintained in accordance with the terms of this Agreement. Pursuant to Section 18-305(g) of the Act, except as otherwise expressly provided in this Agreement, no Member shall have any right to obtain any information contained in the books and records of the Company, including any information relating to any other Member. Each Member hereby waives any alleged right to access the books and records of the Company that it may have, except to the extent such right is guaranteed explicitly in this Agreement.

9.2       Fiscal Year.

The Fiscal Year of the Company shall be the calendar year unless otherwise changed by the Board of Directors. The taxable year of the Company shall also be of the calendar year unless otherwise changed by the Board of Directors.

9.3       Independent Accountants.

The books of account of the Company shall be examined by and reported upon as of the end of any Fiscal Year by any certified independent public accountants selected by the Board of Directors.

9.4       Method of Accounting.

Except as otherwise specifically provided in this Agreement, the accounting methodology of the Company for tax purposes shall be the accrual method and for book purposes shall be GAAP.

9.5       Information Rights of Members.

At all times when the Company is not required to file reports under Section 13 or Section 15(d) of the Exchange Act, then, subject to Section 11.10, the Company shall provide the following information to the following persons who requests such information, and acknowledges its confidentiality obligations in respect of such information and agrees to abide by the terms of this Agreement related to Confidential Information (as defined below):

(a)       to each Steerco Member, all financial information provided to, or that is required to be provided to, lenders under the Exit Facilities Credit Agreement in effect on the date of this Agreement, with such information rights surviving the repayment, refinancing or termination of such debt facilities;

(b)       (i) to each Member and (ii) to any bona fide prospective purchasers of Units, the information required pursuant to Rule 144(c)(2), Rule 144A(d)(4) and Section 4(d)(3) under the Securities Act, or such other information necessary to allow Members to rely on Rule 144, Rule 144A and Section 4(a)(7) of the Securities Act (or any applicable successor provisions); and

(c)       to any bona fide prospective purchasers of Units, the same information required to be provided to prospective investors under Section 4.02(a) of the Takeback Indenture (as defined in the

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Plan) (as such provision may be amended, modified or supplemented from time to time or any similar provision that replaces such provision).

Notwithstanding the foregoing, the requirements of this Section 9.5 shall be deemed satisfied and the Company will be deemed to have delivered such information referred to this Section 9.5 to the relevant persons if the Company has made such information available of an online data system. Notwithstanding anything to the contrary in this Section 9.5, any Member may elect not to receive the information described in this Section 9.5 by written notice to the Company at any time, and such election shall remain in effect until such Member elects to again receive the information described in this Section 9.5.

9.6       Accounts.

The Board of Directors shall establish and maintain one or more separate bank and investment accounts and arrangements for Company funds in the Company name with financial institutions and firms that the Board of Directors determines.

ARTICLE X

DISSOLUTION, LIQUIDATION AND TERMINATION

10.1       Dissolution.

Subject to Section 6.11(b), the Company shall dissolve, and its affairs shall be wound up on the first to occur of the following:

(a)       the written consent of the Members in accordance with Section 6.8;

(b)       the entry of a decree of judicial dissolution of the Company under the applicable provisions of the Act; or

(c)       the sale of all or substantially all of its assets (in which case the dissolution shall occur promptly following (and in the same taxable year as) such sale).

10.2       Winding Up, Liquidation and Distribution of Assets.

(a)       Upon dissolution of the Company, an accounting shall be made by the Company’s accountants of the accounts of the Company and of the Company’s assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution. The Board of Directors shall immediately proceed to wind up the affairs of the Company.

(b)       If the Company is dissolved and its affairs are to be wound up, the Board of Directors shall (i) sell or otherwise liquidate all of the Company’s assets as promptly as practicable (except to the extent the Board of Directors may determine to distribute any assets to the Members in kind), (ii) discharge all liabilities of the Company (other than liabilities to Members), including all costs relating to the dissolution, winding up, liquidation and distribution of assets, (iii) establish such reserves as may be reasonably necessary to provide for contingent liabilities of the Company, (iv) discharge any liabilities of the Company to the Members other than on account of their interests in Company capital or profits, and (v) distribute the remaining assets to the Members in accordance with Section 5.1(b) hereof, either in cash or in kind, as determined by the Board of Directors, with any assets distributed in kind being distributed

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pro rata among the Members (based on the number of Units held by them) and valued for this purpose at their Fair Market Value.

(c)       If any assets of the Company are to be distributed in kind, the Fair Market Value of such assets as of the date of dissolution shall be determined by independent appraisal or by an independent appraiser selected by majority vote of the Board of Directors. Such assets shall be deemed to have been sold as of the date of dissolution for their Fair Market Value.

10.3       Certificate of Cancellation.

On completion of the distribution of Company assets as provided herein, the Company shall be terminated, and the Board of Directors (or such other Person or Persons as the Act may require or permit) shall file a Certificate of Cancellation with the Secretary of State of Delaware, cancel any other filings made pursuant to applicable Requirements of Law, and take such other actions as may be necessary to terminate the Company.

ARTICLE XI

GENERAL PROVISIONS

11.1       Notices.

All notices, consents and other communications hereunder to be sent (a) to a Member, must be sent to or made at the address and fax number given for that Member on the Schedule of Members or such other address, fax number or electronic mail address as that Member may specify by notice to the Company; provided, however, that any notice of change of address or fax number shall be effective only upon receipt and (b) to the Company, must be sent to New Rite Aid, LLC at P.O. Box 3165 Harrisburg, Pennsylvania 17105, Attention: Chief Executive Officer, and such notices, consents and other communications shall be deemed to have been duly given (y) when delivered by hand or by Federal Express or a similar overnight courier, or (z) when successfully transmitted by electronic mail (with delivery confirmed if such confirmation is requested), to the party for whom intended.

11.2       Entire Agreement; No Third Party Beneficiaries.

This Agreement (including the Certificate and other documents and instruments referred to herein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

11.3       Waivers.

Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party or parties entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

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11.4       Amendment or Modification.

(a)       Subject to non-waivable Requirements of Law, this Agreement or any portion thereof may be amended, supplemented, waived or modified from time to time only upon approval by the Members holding a Majority Class A Interest evidenced by a signed written instrument; provided, however, that amendments to Section 3.5 (Tag-Along Rights), Section 3.6 (Drag-Along Rights), Section 3.7 (Preemptive Rights), Section 6.6 (Waiver of Fiduciary Duties of the Directors), Section 6.11(b) (Special Matters Requiring Member Approval) and this Section 11.4 (Amendment or Modification) or any amendments which would impose new limitations or conditions on the transferability of the Units (other than contractual lock-up agreements) shall require the approval of the Members representing 50% of the issued and outstanding Class A Units; provided, further, that no amendment, supplement or modification that would materially, adversely and disproportionately (relative to other Members) affect any Member’s rights under this Agreement or the Certificate shall be effective against such Member without the prior written consent of a majority of the issued and outstanding Units held by such disproportionately, adversely affected Members.

(b)       Notwithstanding anything in this Section 11.4 to the contrary, this Agreement may be amended by the Company without the consent of any Members (i) to correct any clerical errors, (ii) as may be necessary or appropriate to reflect the terms of the Management Incentive Plan, to authorize Equity Securities issuable pursuant thereto, (iii) to join any Permitted Transferee to this Agreement in accordance with the terms of this Agreement, and (iv) to join any third party Transferee to which the Company or any of its Subsidiaries issues and sells, in accordance with this Agreement, any Equity Securities or any security convertible into or exchangeable for Equity Securities of the Company or any of its Subsidiaries; provided, in each case, that such Person has executed a joinder agreement substantially in the form attached hereto as Exhibit A, agreeing to be bound by the terms and conditions of this Agreement.

11.5       Binding Effect.

Subject to the restrictions on Transfers set forth in this Agreement, this Agreement is binding on and inures to the benefit of the Members and their respective legal representatives, heirs, successors and assigns.

11.6       Waiver of Jury Trial.

EACH MEMBER HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO A JURY TRIAL WITH RESPECT TO ANY CAUSE OF ACTION RELATING TO THE COMPANY.

11.7       Governing Law.

(a)       THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PROVISIONS, POLICIES OR PRINCIPLES THEREOF RELATING TO CHOICE OR CONFLICT OF LAWS.

(b)       Subject to Article XIII of the Plan, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have jurisdiction, the Superior Court of the State of Delaware, or, if such other court does not have jurisdiction, the United States District Court for the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former

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Director, officer, other employee or Member of the Company to the Company or the Company’s Members, (iii) any action asserting a claim arising pursuant to any provision of the Act, this Agreement or as to which the Act confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person purchasing or otherwise acquiring or holding any membership interest of the Company shall be deemed to have notice of and consented to the provisions of this Section 11.7(b).

11.8       Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

11.9       Counterparts.

This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement.

11.10       Confidentiality.

Except as may be requested or required pursuant to applicable Requirements of Law, no Member other than a Designating Member shall make any disclosure concerning this Agreement, the transactions contemplated hereby, the Members or the business, affairs, financial information, operating practices and methods, customers, suppliers, expansion plans, strategic plans, marketing plans, contracts, performance, structure, governance or other non-public information of the Company and its Subsidiaries (collectively, “Confidential Information”), without prior approval by the Board of Directors, which approval may be given or withheld by the Board of Directors in its sole discretion; provided, however, that each Member shall be permitted to disclose any information to (a) its Affiliates and to its and their respective limited partners, lenders, investors, managed accounts and ratings agencies and to the respective officers, directors, employees, legal counsel, accountants and other agents and representatives of each of the foregoing who reasonably need to know such information in connection with such Member’s investment in the Company (including the evaluation, monitoring or administration thereof), (b) to any Person to whom such Member is contemplating a Transfer of Units; provided, however, that such Transfer would not be in violation of the provisions of this Agreement and (c) to any regulatory authority or rating agency to which the Member or any of its Affiliates is subject or with which it has regular dealings; provided, that, in each case, such Person (i) is advised of the confidential nature of such information and (ii) in respect of the foregoing clauses (a) and (b), agrees to be bound by confidentiality obligations at least as protective as the provisions hereof. Notwithstanding this Section 11.10, “Confidential Information” shall not include information that: (1) is or becomes generally available to the public other than as a result of a disclosure by the Members or their representatives in violation of this Section 11.10; (2) was available to the Member or its representatives on a non-confidential basis prior to its disclosure by the Company or its representatives; (3) becomes available to the Member or its representatives on a non-confidential basis from a Person other than the Company and its Subsidiaries or their respective representatives who is not known by the Member to have violated a confidentiality agreement with the Company or its Subsidiaries or any of their respective representatives in respect of such information; or (4) was independently developed by the Member or its representatives without reference to or use of such information.

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11.11       Headings.

The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

11.12       Survival of Obligations.

The obligations of the parties hereto under Article VII and Article XI of this Agreement shall survive any expiration, termination or cancellation of this Agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, this Amended and Restated Limited Liability Company Agreement of New Rite Aid, LLC has been executed by the Company and the Members as of the date first set forth above.

COMPANY: New Rite Aid, LLC

By: /s/ Matthew Schroeder
Name: Matthew Schroeder
Title: Interim Chief Executive Officer

[Signature Page to Amended and Restated Limited Liability Company Agreement of New Rite Aid, LLC]

Schedule I

Board of Directors and Observers and Officers
(as of the Effective Date)

Directors

Andrew Guest – JPM Director
Joseph Hartsig – SSP Director
David Stetson – Other Members Director
To be appointed post-Effective Date in accordance with the terms of this Agreement – Independent Director
Matthew Schroeder – CEO Director

Observers

Lucas Kianidehkian - designated by SSP Member

Officers

Matt Schroeder – EVP, Interim CEO

Jessica Kazmaier – EVP, Chief of Staff, Chief Human Resources Officer

Karen Staniforth – SVP, Chief Pharmacy Officer

Jeanniey Walden – SVP, Enterprise Marketing

Pamela Kohn – SVP, Chief Merchandising Officer

William Miller – SVP, Chief of Store Operations

Dev Mukherjee – SVP, Transformation

Rob Kreft – Interim Chief Technology Officer

Christin Bassett – Acting General Counsel & Corporate Secretary

Steve Bixler – SVP, Chief Accounting Officer

Exhibit A

Form of Joinder Agreement to LLCA

This Joinder Agreement (the “Joinder Agreement”) is made as of [_____________] by and between [_____________] (the “Transferee”) and New Rite Aid, LLC (the “Company”). Unless otherwise indicated herein, capitalized terms used herein shall have the meanings ascribed to such terms in the Amended and Restated Limited Liability Company Agreement (the “Agreement”) of the Company, dated as of August 30, 2024.

[[_____________] (the “Transferor”) is party to the Agreement;]

[WHEREAS, the Transferee wishes to assume all of the Transferor’s rights and obligations with respect to the [__] Class A Units (the “Acquired Units”) to be acquired by the Transferee from the Transferor (the “Assignment”);][WHEREAS, the Transferee has been issued [__] Class A Units (the “Acquired Units”) pursuant to an issuance thereof effected in accordance with the terms of the Agreement;] and

WHEREAS, pursuant to Sections 3.3 and 3.4(b)(ii) of the Agreement, as a condition to the [effectiveness of the Assignment and the] admission of the Transferee as a Member of the Company, the Transferee must execute and deliver this Joinder Agreement.

NOW, THEREFORE, the Transferee (i) hereby agrees to become a party to the Agreement and to be bound by, and subject to, all of the terms and conditions of the Agreement as if it were the Transferor and assumes all of the Transferor’s rights and obligations thereunder with respect to the Acquired Units and (ii) is hereby admitted as Member of the Company.

The Transferee agrees that any notices, demands or other communications to be given or delivered under or by reason of the Agreement may be delivered pursuant to the terms of such document at the Transferee’s address listed beneath the Transferee’s signature on the signature page hereto.

The Transferee agrees that each of the other Members of the Company shall be a third party beneficiary hereof.

This Joinder Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts to be made and performed entirely therein without giving effect to the principles of conflicts of law thereof or of any other jurisdiction.

This Joinder Agreement may be executed in one or more counterparts, each of which may be delivered by facsimile and each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of the date first written above.

TRANSFEREE:

[_________________________]

By:
Name:
Title:

New Rite Aid, LLC

By:
Name:
Title:

Address for Notices:

___________________________________

___________________________________

___________________________________

Fax: (___) __________________________

[Signature Page to Joinder Agreement – New Rite Aid, LLC]

Exhibit B

Form of Transfer Agreement

TRANSFER AGREEMENT, dated as of [●] (this “Agreement”), by and between [●] (the “Transferor”) and [●] (the “Transferee”).

WHEREAS, the Transferor is a Member of New Rite Aid, LLC (the “Company”), as such term is defined in the Amended and Restated Limited Liability Company Agreement of the Company, dated as of August 30, 2024 (as amended, supplemented or otherwise modified from time to time, the “Limited Liability Company Agreement”). Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Limited Liability Company Agreement; and

WHEREAS, the Transferor desires to transfer to the Transferee, and the Transferee desires to accept from the Transferor, the Transferred Units (as defined herein), subject to the terms and conditions of this Agreement.

NOW THEREFORE in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

TRANSFER OF TRANSFERRED UNITS

1.1       Transfer. Subject to the terms and conditions of this Agreement, at the Closing (as defined below), the Transferor shall transfer to the Transferee, and the Transferee shall accept from the Transferor, [●] Class A Units (collectively, the “Transferred Units”) in exchange for an amount equal to $[●] (the “Purchase Price”).

1.2       Closing. The transfer of the Transferred Units shall take place on the date hereof (the “Closing”). At the Closing, (a) the Transferor shall deliver to the Transferor the Transferred Units, (b) the Transferee shall deliver to the Transferor, by wire transfer of immediately available funds to an account designated by the Transferor, the Purchase Price, and (c) the Transferee shall execute and deliver to the Company a joinder to the Limited Liability Company Agreement, substantially in the form attached as Appendix A (the “Joinder”), collectively with the Limited Liability Company Agreement and this Agreement, the “Transaction Agreements”). Upon such execution and delivery of the LLCA Joinder, the Transferee will become bound by the terms and conditions of the Limited Liability Company Agreement and become a Member.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE TRANSFEREE

The Transferee represents and warrants to the Transferor and the Company as of the Closing as follows:

2.1       Organization and Standing. The Transferee is duly organized or formed, validly existing in good standing under the laws of the jurisdiction of its incorporation or formation and has all requisite power and authority to execute and deliver the Transaction Agreements and to perform its obligations hereunder and thereunder.

2.2       Authority. The execution and delivery by the Transferee of the Transaction Agreements and the consummation by the Transferee of the transactions contemplated thereby have been duly authorized by all necessary action on the part of the Transferee. The Transaction Agreements have been duly executed and delivered by the Transferee, and the Transaction Agreements constitute legal, valid and binding obligations of the Transferee, enforceable against the Transferee in accordance with their respective terms.

2.3       No Conflict. The execution and delivery by the Transferee of this Agreement does not, and the execution and delivery by the Transferee and the consummation by the Transferee of the transactions contemplated hereby, thereby and by the Limited Liability Company Agreement will not (with or without the giving of notice or the lapse of time or both), contravene, conflict with or result in a breach or violation of, or a default under, (i) the Transferee’s limited liability company agreement or certificate of limited liability company (or similar constitutive documents), (ii) any judgment, order, decree, statute, rule, regulation or other law applicable to the Transferee or (iii) any contract, agreement or instrument by which the Transferee is bound. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, is required by or with respect to the Transferee in connection with the execution and delivery by the Transferee of this Agreement or the Joinder or the consummation by the Transferee of the transactions contemplated hereby, thereby or by the Limited Liability Company Agreement.

2.4       Access to and Evaluation of Information Concerning the Company. The Transferee has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of accepting the Transferred Units, including the risk that the Transferee could lose the entire value of the Transferred Units, and has so evaluated the merits and risks of such acceptance. The Transferee has been given access to the kind of information concerning the Company that is required by Schedule A of the Securities Act of 1933, as amended (the “Securities Act”), to the extent that the Transferor possesses such information, has received all information which the Transferee believes to be necessary in order to reach an informed decision as to the advisability of accepting the Transferred Units and has had answered to the Transferee’s reasonable satisfaction any and all questions regarding such information. The Transferee has made such independent investigation of the Company, its management, and related matters as the Transferee deems to be necessary or advisable in connection with the acceptance of the Transferred Units, and is able to bear the economic and financial risk of accepting the Transferred Units (including the risk that the Transferee could lose the entire value of the Transferred Units).

2.5       Accredited Investor; No Public Distribution Intent. The Transferee is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act. The Transferee is accepting the Transferred Units for the Transferee’s own benefit and account for investment only and not with a view to, or for resale in connection with, a public offering or distribution thereof.

ARTICLE III

ACKNOWLEDGMENTS AND AGREEMENTS OF THE TRANSFEREE

The Transferee acknowledges and agrees as follows:

3.1       No Market for Transferred Units. A market for the resale of any of the Transferred Units may not exist. Accordingly, the Transferee must bear the economic and financial risk of an investment in the Transferred Units for an indefinite period of time.

3.2       No Registration. The Transferred Units have not been registered under the Securities Act or the securities laws of any other jurisdiction and that the transfer of the Transferred Units are being made in reliance on one or more exemptions from the registration requirements under the Securities Act or the securities laws of any other jurisdiction. Accordingly, no “Transfer” (as defined in the Limited Liability Company Agreement) of any of the Transferred Units is permitted unless such transfer is registered under the Securities Act or permitted under other applicable securities laws, or an exemption from such registration or restriction is available.

3.3       Transfer Restrictions. The Transferred Units are subject to the restrictions on “Transfer” (as defined in the Limited Liability Company Agreement). Accordingly, no “Transfer” of any of the Transferred Units is permitted unless such transfer complies with the applicable provisions of the Limited Liability Company Agreement.

3.4       Disclosure. Other than the representations and warranties set forth in Article IV, neither the Transferor nor any other Person makes any representation or warranty, expressed or implied, as to the accuracy or completeness of the information provided or to be provided to the Transferee by or on behalf of the Transferor or related to the transactions contemplated hereby, and nothing contained in any documents provided or statements made by or on behalf of the Transferor to the Transferee is, or shall be relied upon as, a promise or representation by the Transferor or any other Person that any such information is accurate or complete.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE TRANSFEROR

The Transferor represents and warrants to the Transferee and the Company as of the Closing as follows:

4.1       Organization and Standing. The Transferor is duly organized or formed, validly existing in good standing under the laws of the jurisdiction of its incorporation or formation and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

4.2       Authority. The execution and delivery by the Transferor of this Agreement and the consummation by the Transferor of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Transferor. This Agreement has been duly executed and delivered by the Transferor, and this Agreement constitutes legal, valid and binding obligations of the Transferor, enforceable against the Transferor in accordance with its respective terms.

4.3       No Conflict. The execution and delivery by the Transferor of this Agreement does not and the consummation by the Transferor of the transactions contemplated hereby and by the Limited Liability Company Agreement will not (with or without the giving of notice or the lapse of time or both), contravene, conflict with or result in a breach or violation of, or a default under, (i) the Transferor’s limited liability company agreement or certificate of limited liability company (or similar constitutive documents), (ii) any judgment, order, decree, statute, rule, regulation or other law applicable to the Transferor or (iii) any contract, agreement or instrument by which the Transferor is bound. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, is required by or with respect to the Transferor in connection with the execution and delivery by the Transferor of this Agreement or the consummation by the Transferor of the transactions contemplated hereby and by the Limited Liability Company Agreement.

4.4       Title to Transferred Units; Permitted Transfer. The Transferor has good and valid title to the Transferred Units free of any liens, claims or other encumbrances (other than those provided for herein or arising under the Limited Liability Company Agreement, those attributable to actions by the Transferee and those under the Securities Act or other applicable securities laws). The Transfer of the Transferred Units to the Transferee is permitted by, and has been effected in compliance with, the Limited Liability Company Agreement.

ARTICLE V

MISCELLANEOUS

5.1       Successors and Assigns; Third Party Beneficiaries. Except as otherwise provided herein, all of the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the respective successors and assigns of the parties hereto. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Transferor or the Transferee, without the prior written consent of the other party. The Company is an express third party beneficiary of the representations, warranties, and agreements set forth in Article II, Article III, and Article IV.

5.2       Waiver, Amendment. This Agreement may be amended or modified, and any provision hereof may be waived, only by a written instrument duly executed by each of the parties to this Agreement.

5.3       Notices. Wherever provision is made in this Agreement for the giving of any notice, such notice shall be in writing and shall be deemed to have been duly given if mailed by first class United States mail, postage prepaid, addressed to the party entitled to receive the same or delivered personally to such party, sent by, email facsimile transmission or sent by overnight courier, as follows:

(i)       if to the Transferor:

[●]
[●]
[●]
[●]
[●]
[●]

(ii)       if to the Transferee:

[●]
[●]
[●]
[●]
[●]
[●]

or to such other address, in any such case, as any party hereto shall have last designated by notice to the other party. Notice shall be deemed to have been given on the day that it is so delivered personally, sent by facsimile transmission or email transmission and the appropriate answer back received or, if sent by overnight courier, shall be deemed to have been given one day after delivery by the courier company, or if mailed, three days following the date on which such notice was so mailed.

5.4       Entire Agreement. This Agreement (including the Appendices), the Limited Liability Company Agreement and the other writings referred to herein or delivered pursuant hereto which form a part hereof contain the entire agreement among the parties hereto with respect to the subject transactions contemplated hereby and supersede all prior oral and written agreements and memoranda and undertakings among the parties hereto with regard to this subject matter.

5.5       Severability. If any provision of this Agreement shall be declared by a court of competent jurisdiction to be invalid, illegal or unenforceable, such provision shall survive to the extent it is not so declared, and the validity, legality and enforceability of the other provisions hereof shall not in any way be affected or impaired thereby, unless such action would substantially impair the benefits to either party of the remaining provisions of this Agreement.

5.6       Governing Law.

(a)       THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PROVISIONS, POLICIES OR PRINCIPLES THEREOF RELATING TO CHOICE OR CONFLICT OF LAWS.

(b)       Subject to Article XIII of the Plan, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have jurisdiction, the Superior Court of the State of Delaware, or, if such other court does not have jurisdiction, the United States District Court for the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former Director, officer, other employee or Member of the Company to the Company or the Company’s Members, (iii) any action asserting a claim arising pursuant to any provision of the Act, this Agreement or as to which the Act confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person purchasing or otherwise acquiring or holding any membership interest of the Company shall be deemed to have notice of and consented to the provisions of this Section 5.6(b).

5.7       WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO A JURY TRIAL WITH RESPECT TO ANY CAUSE OF ACTION RELATING TO THE COMPANY.

5.8       Representation by Counsel. Each of the parties has been represented by or has had an opportunity to consult legal counsel in connection with the negotiation and execution of this Agreement. No provision of this Agreement shall be construed against or interpreted to the disadvantage of any party by any court or arbitrator or any governmental authority by reason of such party having drafted or being deemed to have drafted such provision.

5.9       Preamble; Recitals. The preamble and recitals contained in this Agreement are hereby incorporated by reference within the terms and conditions of this Agreement and are to have full force and effect.

5.10       Further Assurances. The Transferor and the Transferee hereby agree, at the request of the other party, to execute and deliver all such other and additional instruments and documents and to do such other acts and things as may be reasonably necessary or appropriate to carry out the intent and purposes of this Agreement.

5.11       Counterparts. This Agreement may be executed in any number of counterparts (including via facsimile or other electronic method), and each such counterpart shall for all purposes be deemed an original, and all such counterparts shall together constitute but one and the same agreement.

[Signature pages follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

TRANSFEROR:

[●]

By:
Name:
Title:

TRANSFEREE:

[●]

By:
Name:
Title:

[Signature Page to Transfer Agreement – New Rite Aid, LLC]

Appendix A

LLCA JOINDER

[See Attached]

Exhibit 2

Execution Version

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of August 30, 2024, is entered into by and among New Rite Aid, LLC, a Delaware limited liability company (the “Company”), the beneficial and record holders of Units (as defined below) as of the date hereof, who are deemed parties hereto pursuant to an order of the United States Bankruptcy Court for the District of New Jersey confirming the Plan (as hereinafter defined) pursuant to section 1129 of title 11 of the United States Code, 11 U.S.C. §§ 101–1542, and the other Persons who become signatories hereto following the date hereof (collectively, “Holders”).

WHEREAS, in accordance with the Plan (as hereinafter defined), the Company has agreed to grant to the Holders the registration rights set forth herein.

NOW, THEREFORE, pursuant to the obligations of the Company and the Holders under the Plan and in consideration of the premises, mutual covenants and agreements hereinafter contained, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Article I
DEFINITIONS

Section 1.1 Definitions. In addition to the definitions set forth above, the following terms, as used herein, have the following meanings:

“Affiliate” means, when used with reference to any Person, any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person. For purposes of this definition, an “Affiliate” of a Holder shall include any investment fund, alternative investment vehicle, special purpose vehicle or holding company that (i) is directly or indirectly managed, advised, sub-advised or controlled by such Holder or any Affiliate of such Holder, (ii) is managed, advised or sub-advised by the same investment adviser as, or an Affiliate of the investment adviser of, such Holder or (iii) is a party to a derivative or participation transaction with such Holder pursuant to which there is a transfer of the economics of ownership of securities to or from such Holder; provided, however, that neither the Company nor any of its Subsidiaries shall be deemed an Affiliate of any of the Holders (and vice versa).

“Agreement” shall have the meaning set forth in the introductory paragraph hereof.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day other than a Saturday, Sunday or a day on which state or federally chartered banking institutions in New York City, New York are not required to be opened.

“Commission” means the United States Securities and Exchange Commission.

“Company Initiated Resale Registration” shall have the meaning set forth in SECTION 2.1(a).

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“Company Underwriter” shall have the meaning set forth in SECTION 2.1(c).

“Contracting Parties” shall have meaning set forth in SECTION 4.10.

“Demand Registration” shall have the meaning set forth in SECTION 2.1(a).

“Effective Date” shall have the meaning set forth in the Plan.

“Equity Securities” has the meaning ascribed to such term in Rule 405 promulgated under the Securities Act as in effect on the date hereof, and in any event includes any common stock, any limited partnership interest, any limited liability company interest and any other interest or security having the attendant right to vote for directors or similar representatives.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FINRA” means Financial Industry Regulatory Authority, Inc.

“Governmental Authority” means the government of any nation, state, city, locality or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

“Holder” shall have the meaning set forth in the introductory paragraph hereof, and “Holders” means all Holders, collectively.

“Holders’ Counsel” shall have meaning set forth in SECTION 2.7(a)(i).

“IM Underwriter” shall have meaning set forth in SECTION 2.1(c).

“Incidental Registration” shall have the meaning set forth in SECTION 2.2(a).

“Indemnified Party” shall have meaning set forth in SECTION 2.11(c).

“Indemnifying Party” shall have meaning set forth in SECTION 2.11(c).

“Initiating Demand Holders” shall have the meaning set forth in SECTION 2.1(a).

“IPO” means any of (i) an initial public offering of Issuer Units pursuant to an effective registration statement under the Securities Act, (ii) a single transaction or series of related transactions by a merger, acquisition or other business combination involving the Company and a publicly traded special purpose acquisition company or other similar entity in which a class of capital stock of the special purpose acquisition company or other similar entity (or its successor) is publicly traded on a National Securities Exchange or (iii) any other transaction or series of related transactions following consummation of which the Issuer Units are listed and traded on a National Securities Exchange or an established non-U.S. securities exchange; provided that an IPO shall not include any issuance of Issuer Units solely to existing security holders or employees or consultants of the Company or its Subsidiaries on Form S-4, Form F-4 or Form S-8 (or any

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successor form adopted by the Commission or any comparable form adopted by any foreign securities regulators).

“Issuer” shall mean the Company, any subsidiary, parent or any successor to, or Affiliate of, the Company or any such entity as the Company may be converted into in connection with an IPO.

“Issuer Units” shall mean (i) the Units and (ii) shares of common stock, membership interests or other Equity Securities that any Holder may be entitled to receive in connection with an IPO.

“Issuer Unit Equivalents” means, without duplication, Issuer Units, any rights, warrants, options, convertible securities or indebtedness, exchangeable securities or indebtedness, or other rights, exercisable for or convertible or exchangeable into, directly or indirectly, Issuer Units and securities convertible or exchangeable into Issuer Units, whether at the time of issuance or upon the passage of time or the occurrence of some future event.

“Liability” shall have the meaning set forth in SECTION 2.11(a).

“LLCA” means that certain amended and restated limited liability company agreement dated as of August 30, 2024 entered into (or deemed to be entered into) by and among the Company and the Members (as defined therein) pursuant to the Plan.

“National Securities Exchange” shall mean the New York Stock Exchange, NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or another U.S. national securities exchange registered with the Commission.

“Non-Initiating Holders” shall have the meaning set forth in SECTION 2.2(a). “Non-party Affiliates” shall have meaning set forth in SECTION 4.10.

“Person” means any individual, corporation, company, voluntary association, partnership, joint venture, limited liability company, trust, estate, unincorporated organization, Governmental Authority or other entity and shall include any “group” within the meaning of the regulations promulgated by the Commission under Section 13(d) of the Exchange Act.

“Plan” means the Second Amended Joint Chapter 11 Plan of Reorganization of Rite Aid Corporation and its Debtor Affiliates (With Further Modifications), dated August 15, 2024 (Docket No. 4532, Exhibit A), as it may be amended, supplemented or modified.

“Prospectus” means the prospectus or prospectuses included in any Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance on Rule 430A under the Securities Act or any successor rule thereto), as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Issuer Unit Equivalents covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus or prospectuses.

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“Records” shall have the meaning set forth in SECTION 2.7(a)(vii).

“Registrable Securities” means any Issuer Units (including any issuable or issued upon exercise, exchange or conversion of any Issuer Unit Equivalents) at any time owned, either of record or beneficially, by any Holder and any additional securities that may be issued or distributed or be issuable in respect of any Issuer Units by way of conversion, dividend, stock-split, distribution or exchange, merger, consolidation, exchange, recapitalization or reclassification or similar transactions; provided that such securities shall cease to be (or shall not be, as applicable) Registrable Securities if and when (i) the Commission has declared a Registration Statement covering such securities effective and such securities have been disposed of pursuant to such effective Registration Statement, (ii) such securities may be sold under circumstances in which all of the applicable conditions of Rule 144 under the Securities Act are met, (iii) such securities become (or are, as applicable) eligible for sale by the applicable Holder without registration and without time restrictions, volume restrictions, manner-of-sale restrictions or a current public information requirement under Rule 144 or (iv) such securities have ceased to be outstanding.

“Registration Statement” means any registration statement of the Company, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all material incorporated by reference in such registration statement.

“Resale Shelf Take-Down” shall have the meaning set forth in SECTION 2.5(d).

“Rule 144” means Rule 144 promulgated under the Securities Act, as amended from time to time, or any similar successor rule thereto that may be promulgated by the Commission.

“S-1 Initiating Take-Down Holders” shall have the meaning set forth in SECTION 2.5(b).

“S-1 Resale Shelf Take-Down” shall have the meaning set forth in SECTION 2.5(b).

“S-1 Shelf Initiating Holders” shall have the meaning set forth in SECTION 2.5(a).

“S-1 Shelf Registration” shall have the meaning set forth in SECTION 2.5(a).

“S-1 Shelf Registration Statement” shall have the meaning set forth in SECTION 2.5(a).

“S-1 Underwritten Shelf Take-Down” shall have the meaning set forth in SECTION 2.5(b).

“S-3 Initiating Holders” shall have the meaning set forth in SECTION 2.5(c).

“S-3 Initiating Take-Down Holders” shall have the meaning set forth in SECTION 2.5(d).

“S-3 Resale Shelf Take-Down” shall have the meaning set forth in SECTION 2.5(d).

“S-3 Shelf Registration Statement” shall have the meaning set forth in SECTION 2.5(c).

“S-3 Underwritten Shelf Take-Down” shall have the meaning set forth in SECTION 2.5(d).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated by the Commission thereunder.

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“Shelf Registration Statement” shall have the meaning set forth in SECTION 2.5(c).

“Subsidiary” means, with respect to any Person, any other Person, whether incorporated or unincorporated, in which the Company or any one or more of its other Subsidiaries, directly or indirectly, owns or controls: (i) fifty percent (50%) or more of the securities or other ownership interests, including profits, equity or beneficial interests; or (ii) securities or other interests having by their terms ordinary voting power to elect more than fifty percent (50%) of the board of directors or others performing similar functions with respect to such other Person that is not a corporation.

“Underwritten Shelf Take-Down” shall have the meaning set forth in SECTION 2.5(d).

“Units” means the Class A Units (as defined in the LLCA) of the Company.

“Valid Business Reason” shall have the meaning set forth in SECTION 2.1(b).

Article II
REGISTRATION RIGHTS

Section 2.1 Demand Registration Right.

(a)       From and after the date of an IPO, at any time the Company does not qualify for the use of Form S-3 promulgated under the Securities Act (or any successor form to Form S--3, or any similar short-form Registration Statement), (i) each Holder or group of Holders of Registrable Securities, which collectively hold (together with their Affiliates) Registrable Securities that constitute, in the aggregate, at least fifteen percent (15%) of the outstanding Issuer Units (collectively, the “Initiating Demand Holders”), may make a written request (specifying the intended method of disposition, such as an underwritten offering or a block trade, and the amount of Registrable Securities proposed to be sold) that the Company effect, and the Company shall use its reasonable best efforts to effect, a registration of its Issuer Units under the Securities Act (a “Demand Registration”) of all or any requested portion of the Registrable Securities collectively held by such Holders (subject to SECTION 2.4(a)); provided that the Company shall not be obligated to effect such registration until after the expiration of any lock-up agreements entered into by the Initiating Demand Holders in connection with the IPO or (ii) the Board of Directors may determine to commence a registration of Registrable Securities held by Holders under the Securities Act (a “Company Initiated Resale Registration”), and the Company shall use its reasonable best efforts to effect a registration of Registrable Securities for all Holders that exercise piggyback registration rights under SECTION 2.2 (subject to SECTION 2.4(a)).

(b)       If (x) the Board of Directors, in its good faith judgment, determines that any registration of the Registrable Securities pursuant to a Demand Registration or a Company Initiated Resale Registration should not be made or continued because it would materially interfere with any material financing, acquisition, corporate reorganization or merger or other material transaction involving the Company and/or (y) the Company, based on the advice of counsel, is in possession of material non-public information, the disclosure of which during the period specified in such notice, the Company reasonably believes would not be in the best interests of the Company (each of clauses (x) and (y), a “Valid Business Reason”), the Company may (i) postpone filing a Registration Statement relating to a Demand Registration or a Company Initiated Resale Registration until such Valid Business Reason no longer exists, but in no event

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for more than ninety (90) days, and (ii) in case a Registration Statement has been filed relating to a Demand Registration or a Company Initiated Resale Registration, if the Valid Business Reason has not resulted from actions taken by the Company, the Company, upon the approval of a majority of the Board of Directors, acting in good faith, (x) may cause such Registration Statement to be withdrawn and its effectiveness terminated; provided, however, that a new Registration Statement is filed within ninety (90) days thereafter, or (y) may postpone amending or supplementing such Registration Statement, but in no event for more than ninety (90) days; provided, however, that if the registration of Registrable Securities is postponed or withdrawn pursuant to this SECTION 2.1(b), the Company shall not be permitted to register under the Securities Act any Issuer Units, other than Issuer Units or other equity securities to be issued in connection with an acquisition, during any such postponement or during the period from such withdrawal to the filing of such new Registration Statement. The Company shall give written notice of its determination to postpone or withdraw a Registration Statement and of the fact that the Valid Business Reason for such postponement or withdrawal no longer exists, in each case, promptly after the occurrence thereof. Notwithstanding anything to the contrary contained herein, the Company may not postpone or withdraw a filing or filings under this SECTION 2.1 (i) more than twice in any twelve (12) month period (except that the Company shall be able to use this right more than twice in any twelve (12) month period if the Company is exercising such right during the fifteen (15) day period prior to the Company’s regularly scheduled quarterly earnings announcement date and the total number of days of postponement in such twelve (12) month period does not exceed one hundred and five (105) days), or (ii) except as contemplated in the parenthetical in (i) immediately above, for more than ninety (90) days, in the aggregate for all such postponements or withdrawals, in any twelve (12) month period. For the avoidance of doubt, any postponement or withdrawal of a Registration Statement for a Demand Registration shall result in the related registration of Registrable Securities not constituting a Demand Registration for purposes of SECTION 2.3 hereof.

(c)       At the request of the Initiating Demand Holders, the Company shall use its reasonable best efforts to cause a Demand Registration to be in the form of a firm commitment underwritten offering; provided that the aggregate offering price of the Issuer Units to be sold by the Holders in the applicable offering (before deduction of underwriter discounts and commissions) is reasonably expected to exceed, in the aggregate, $50.0 million. The managing underwriter or underwriter selected for such offering shall be selected by the Initiating Demand Holders (the “IM Underwriter”), which must be reasonably acceptable to the Company; provided that the Initiating Demand Holders may delegate their rights under this sentence to the Board of Directors. In connection with any Demand Registration under this SECTION 2.1 involving an underwritten offering, none of the Registrable Securities held by an Initiating Demand Holder making a request for inclusion of such Registrable Securities shall be included in such underwritten offering unless such Initiating Demand Holder accepts the terms of the offering as agreed upon by the Company and the IM Underwriter, such terms to be in an underwriting agreement in customary form; provided, that the obligation of such Person to indemnify pursuant to any such underwriting arrangements shall be several, not joint and several, among such Persons selling Registrable Securities, and the liability of each such Person will be in proportion thereto, and provided, further, that such liability will be limited to the net proceeds received by such Person from the sale of his, her or its Registrable Securities pursuant to such registration. In the event that any Company Initiated Resale Registration is in the form of a firm commitment underwritten offering, the managing underwriter or underwriter selected for such offering shall

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be selected by the Company (such managing underwriter or underwriter, or any other managing underwriter or underwriter selected by the Company pursuant to SECTION 2.2(b), the “Company Underwriter”).

Section 2.2 Piggyback Registration Right.

(a)       Within ten (10) Business Days following receipt by the Company of a request from the Initiating Demand Holders to effect a Demand Registration, the Company shall give written notice of such request to each other Holder of Registrable Securities which is known to the Company to hold (together with its Affiliates) at least one percent (1%) of the outstanding Issuer Units (the “Non-Initiating Holders”) which shall describe the anticipated filing date, the proposed registration and plan of distribution, and offer the Non-Initiating Holders the opportunity to register their Registrable Securities (an “Incidental Registration”) in such registration. Following the receipt of such notice, each Non-Initiating Holder shall be entitled, by delivery of a written request to the Company delivered no later than ten (10) Business Days following receipt of notice from the Company, to include all or any portion of their Registrable Securities in such Demand Registration (subject to SECTION 2.4(a)). If the Demand Registration is in the form of an underwritten offering, the right of each Non-Initiating Holder to have Registrable Securities included in such Demand Registration pursuant to this SECTION 2.2(a) shall be conditioned upon each Non-Initiating Holder entering into (together with the Initiating Demand Holders) an underwriting agreement in customary form with the IM Underwriter on the same terms as the Initiating Demand Holders. Subject to SECTION 2.4, the Company shall use its reasonable best efforts (within ten (10) Business Days of the notice provided for above) to cause the IM Underwriter to permit the Non-Initiating Holders to participate in the Incidental Registration to include their Registrable Securities in such offering on the same terms and conditions as the Registrable Securities being sold for the account of the Initiating Demand Holders.

(b)       In connection with any Company Initiated Resale Registration or any other registration by the Company after the IPO, whether for its own account or for the benefit of any Holders or both (other than a registration statement on Form S-4 or S-8 or any successor thereto), the Company shall give written notice to each Holder of Registrable Securities which is known to the Company to hold (together with its Affiliates) at least one percent (1%) of the outstanding Issuer Units, at least twenty (20) Business Days prior to the proposed filing date of the Registration Statement. Following the receipt of such notice, each Holder shall be entitled, by delivery of a written request to the Company delivered no later than ten (10) Business Days following receipt of notice from the Company, to include all or any portion of its Registrable Securities in such offering (subject to SECTION 2.4(b)). The right of each Holder to have Registrable Securities included in an offering pursuant to this SECTION 2.2(b) shall be conditioned (if an underwritten offering) upon each Holder entering into (together with the Company) an underwriting agreement in customary form with the Company Underwriter. Subject to SECTION 2.4, the Company shall use its reasonable best efforts (within ten (10) Business Days of the notice provided for above) to cause the Company Underwriter to permit the Holders to participate in a registration pursuant to this SECTION 2.2(b) to include their Registrable Securities in such offering on the same terms and conditions as the Issuer Unit Equivalents being sold for the account of the Company or any other Holder; provided, that the obligation of such Person to indemnify pursuant to any such underwriting arrangements shall be

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several, not joint and several, among such Persons selling Registrable Securities, and the liability of each such Person will be in proportion thereto, and provided, further, that such liability will be limited to the net proceeds received by such Person from the sale of his, her or its Registrable Securities pursuant to such registration.

Section 2.3 Effective Demand Registration. The Company shall use its reasonable best efforts to file a Registration Statement relating to a Demand Registration or a Company Initiated Resale Registration as soon as practicable and, in any event, within sixty (60) days after receiving a request under SECTION 2.1(a) hereof or the Board of Directors making a determination under SECTION 2.1(a) and the Company shall use reasonable best efforts to cause the same to be declared effective by the Commission as promptly as practicable after such filing and to remain effective for the lesser of (i) the period during which all Registrable Securities registered in the Demand Registration are sold and (ii) one hundred and eighty (180) days, provided, however, that a registration shall not constitute a Demand Registration if (x) after such Demand Registration has become effective, such registration or the related offer, sale or distribution of Registrable Securities thereunder is interfered with by any stop order, injunction or other order or requirement of the Commission or other Governmental Authority for any reason not materially attributable to any of the Initiating Demand Holders and such interference is not thereafter eliminated or (y) the conditions specified in the underwriting agreement, if any, entered into in connection with such Demand Registration are not satisfied or waived, other than by reason of a failure by the Initiating Demand Holders. Subject to the exceptions described in SECTION 2.1, SECTION 2.5 and this SECTION 2.3, the Company shall not be required to effect more than an aggregate of three (3) Demand Registrations or S-1 Shelf Registrations in any twelve (12) month period; provided, however, that a Demand Registration shall not be counted for such purpose unless the applicable Registration Statement has become effective and at least fifty percent (50%) of the Registrable Securities requested by the Initiating Demand Holders and Non-Initiating Holders (if any) to be registered in such Demand Registration (and Incidental Registration, if applicable) have been sold.

Section 2.4 Cutback.

(a)

(i)       With respect to any Demand Registration for an underwritten offering, any Company Initiated Resale Registration for an underwritten offering, any Underwritten Shelf Take-Down, in each case that does not include Issuer Unit Equivalents being sold for the account of the Company, or any other registration for an underwritten offering that does not include Issuer Unit Equivalents being sold for the account of the Company, if the IM Underwriter or Company Underwriter, as applicable, advises the Company in its good faith opinion that the amount of Registrable Securities requested to be included in such registration, including Registrable Securities requested to be included pursuant to SECTION 2.2, exceeds the amount which can be sold in such offering without adversely affecting the distribution of the Registrable Securities being offered, then the Company will reduce the Registrable Securities to be included in such offering pro rata based on the amount of Issuer Units owned by each Holder requesting to include Registrable Securities in such registration under any of SECTION 2.1, SECTION 2.2 or SECTION 2.5.

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(ii)       With respect to any Demand Registration for an underwritten offering, any Company Initiated Resale Registration for an underwritten offering or any Underwritten Shelf Take-Down that does include Issuer Unit Equivalents being sold for the account of the Company, if the IM Underwriter or Company Underwriter, as applicable, advises the Company in its good faith opinion that the amount of Issuer Unit Equivalents being sold for the account of the Company together with the Registrable Securities requested by the Holders to be included in such registration, including Registrable Securities requested to be included pursuant to SECTION 2.2, exceeds the amount which can be sold in such offering without adversely affecting the distribution of the Issuer Unit Equivalents and Registrable Securities being offered, then the Company will reduce the Issuer Unit Equivalents and Registrable Securities to be included in such offering by (i) first only including the total number of Registrable Securities of the Holders in such offering with each such Holder entitled to include its pro rata share based on the number of Issuer Units that are owned by such Holder and constitute Registrable Securities and (ii) second, to the extent that all Registrable Securities of the Holders can be included, then only including the total number of Issuer Unit Equivalents being sold for the account of the Company (in addition to all such Registrable Securities being sold by Holders) that the Company so determines can be included.

(b)       If the Company Underwriter advises the Company in its good faith opinion that the amount of Issuer Unit Equivalents being sold for the account of the Company together with the Registrable Securities requested to be included in an underwritten offering contemplated by SECTION 2.2(b) (other than a registration subject to SECTION 2.4(a)) exceeds the amount which can be sold in such offering without adversely affecting the distribution of the Issuer Unit Equivalents and Registrable Securities being offered, then the Company will reduce the Issuer Unit Equivalents and Registrable Securities to be included in such offering by (i) first only including the Issuer Unit Equivalents (or portion thereof) being sold for the account of the Company that the Company so determines can be included and (ii) second, to the extent that all Issuer Unit Equivalents being sold for the account of the Company can be included, then only including the total number of Registrable Securities of the Holders in such offering as the Company so determines can be included (in addition to all such Issuer Unit Equivalents being sold for the account of the Company) with each such Holder entitled to include its pro rata share based on the number of Issuer Units that are owned by such Holder and constitute Registrable Securities.

Section 2.5 Shelf Registration.

(a)       S-1 Shelf Registrations. From and after the date of an IPO, at any time the Company does not qualify for the use of Form S-3 promulgated under the Securities Act (or any successor form to Form S-3, or any similar short-form Registration Statement), upon receipt of a written request from any Holder or group of Holders of Registrable Securities, which collectively hold (together with their Affiliates) Registrable Securities that constitute, in the aggregate, at least fifteen percent (15%) of the outstanding Issuer Units (the “S-1 Shelf Initiating Holders”) that the Company file a Shelf Registration Statement on Form S-1 for an offering on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (an “S-1 Shelf Registration Statement”) covering the resale of all or a portion of the Registrable Securities owned by such S--1 Shelf Initiating Holders (an “S-1 Shelf Registration”), the Company shall give written notice of such request to each other Holder of Registrable Securities which is known to the Company to

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hold (together with its Affiliates) at least one percent (1%) of the outstanding Issuer Units at least twenty (20) Business Days before the anticipated filing date of such Form S-1, and such notice shall describe the proposed registration and offer such other Holders the opportunity to register all or any portion of their Registrable Securities as each other Holder may elect, by written notice given to the Company within ten (10) Business Days after their receipt from the Company of the written notice of such S-1 Shelf Registration; provided that the Company shall not be obligated to effect such registration until after the expiration of any lock-up agreements entered into by the S-1 Shelf Initiating Holders in connection with the IPO. The Company shall include in such registration all Registrable Securities that the S-1 Shelf Initiating Holders requested to include, and shall use its reasonable best efforts to (x) file such S-1 Shelf Registration Statement as soon as practicable and, in any event, within sixty (60) days after receiving a request under this SECTION 2.5(a) and cause such S-1 Shelf Registration Statement to become effective as soon as practicable after such filing and remain effective for the earlier of (i) the time at which all Registrable Securities registered in such S-1 Shelf Registration Statement are sold and (ii) the effectiveness of an S-3 Shelf Registration Statement that includes all Registrable Securities that had previously been registered under such S-1 Shelf Registration Statement and remain unsold, and (y) include in such registration all Registrable Securities requested to be included by the other Holders (other than the S-1 Shelf Initiating Holders) who have timely elected to participate in such Shelf Registration Statement, on the same terms and conditions as the Registrable Securities of the S-1 Shelf Initiating Holders.

(b)       S-1 Shelf Take-Downs. Following the effectiveness of an S-1 Shelf Registration Statement, any Holder or group of Holders whose Registrable Securities are included on such Shelf Registration Statement and which collectively hold (together with their Affiliates) Registrable Securities that constitute, in the aggregate, at least ten percent (10%) of the outstanding Issuer Units (the “S-1 Initiating Take-Down Holders”) may request that the Company engage in an underwritten resale of Registrable Securities pursuant to such S-1 Shelf Registration Statement (an “S-1 Underwritten Shelf Take-Down”) or prepare a prospectus supplement for a non-underwritten resale pursuant to such S-1 Shelf Registration Statement (an “S-1 Resale Shelf Take-Down”); provided that the aggregate offering price of the Registrable Securities to be sold by the Holders in such S-1 Underwriting Shelf Take-Down (before deduction of underwriter discounts and commissions) is reasonably expected to exceed, in the aggregate, $50 million and that any “block trade” under an S-1 Shelf Registration Statement shall be considered an S-1 Resale Shelf Take-Down. The Company shall give prompt notice to each non-initiating Holder of Registrable Securities that is known to the Company to hold (together with its Affiliates) at least one percent (1%) of the outstanding Issuer Units (if such Holder’s Registrable Securities are included in the S-1 Shelf Registration Statement) of the receipt of a request from the S-1 Initiating Take-Down Holders of a proposed S-1 Underwritten Shelf Take-Down under and pursuant to the S-1 Shelf Registration Statement and, notwithstanding anything to the contrary contained herein, will provide such other Holders a period of five (5) Business Days to participate in such S-1 Underwritten Shelf Take-Down, subject to the terms negotiated by and applicable to the S-1 Initiating Take-Down Holders and subject to “cutback” limitations set forth in SECTION 2.4. All such Holders electing to be included in an S-1 Underwritten Shelf Take-Down must sell their Registrable Securities on the same terms and conditions as the Registrable Securities being sold for the account of the S-1 Initiating Take-Down Holders; provided that the obligation of such Person to indemnify pursuant to any such underwriting arrangements shall be several, not joint and several, among such

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Persons selling Registrable Securities, and the liability of each such Person will be in proportion thereto, and provided, further, that such liability will be limited to the net proceeds (after deducting for underwriting discounts and commissions) received by such Person from the sale of his, her or its Registrable Securities pursuant to such registration. The Company shall not be required to effect more than three (3) S-1 Underwritten Shelf Take-Downs in any twelve (12) month period; provided, however, that an S-1 Underwritten Shelf Take-Down shall not be counted for such purpose unless at least fifty percent (50%) of the Registrable Securities requested by the S-1 Initiating Take-Down Holders and all other Holders timely and validly requesting to include Registrable Securities in such S-1 Underwritten Shelf Take-Down have been sold.

(c)       S-3 Shelf Registrations. If at such time the Company qualifies for the use of Form S-3 promulgated under the Securities Act (or any successor form to Form S-3, or any similar short-form Registration Statement) (an “S-3 Shelf Registration Statement,” and together with an S-1 Shelf Registration Statement, a “Shelf Registration Statement”), upon receipt of a written request from any Holder or group of Holders of Registrable Securities, which collectively hold (together with their Affiliates) Registrable Securities that constitute, in the aggregate, at least ten percent (10%) of the outstanding Issuer Units (the “S-3 Initiating Holders”) that the Company file a Shelf Registration Statement covering the resale of all or a portion of the Registrable Securities owned by such S-3 Initiating Holder, the Company shall give written notice of such request to each other Holder of Registrable Securities which is known to the Company to hold (together with its Affiliates) at least one percent (1%) of the outstanding Issuer Units at least twenty (20) Business Days before the anticipated filing date of such Form S-3, and such notice shall describe the proposed registration and offer such other Holders the opportunity to register all or any portion of their Registrable Securities as each other Holder may request in writing to the Company, given within ten (10) Business Days after their receipt from the Company of the written notice of such registration. If requested by the S-3 Initiating Holders, such S-3 Shelf Registration Statement shall be for an offering on a delayed or continuous basis pursuant to Rule 415 under the Securities Act. The Company shall use its reasonable best efforts to (x) file such S-3 Shelf Registration Statement as soon as practicable and, in any event, within forty five (45) days after receiving a request under this SECTION 2.5(c) and cause such S-3 Shelf Registration Statement to become effective and remain effective until such time at which all Registrable Securities registered in such S-3 Shelf Registration Statement are sold, and (y) include in such registration the Registrable Securities of the other Holders (other than the S-3 Initiating Holders) who have requested in writing to participate in such S-3 Shelf Registration Statement on the same terms and conditions as the Registrable Securities of the S-3 Initiating Holders.

(d)       S-3 Shelf Take-Downs. Following the effectiveness of an S-3 Shelf Registration Statement, any Holder or group of Holders whose Registrable Securities are included on such S-3 Shelf Registration Statement and which collectively hold (together with their Affiliates) Registrable Securities that constitute, in the aggregate, at least five percent (5%) of the outstanding Issuer Units (the “S-3 Initiating Take-Down Holders”) may request that the Company engage in an underwritten resale of Registrable Securities pursuant to such S-3 Shelf Registration Statement (an “S-3 Underwritten Shelf Take-Down,” and together with an S-1 Underwritten Shelf Take-Down, an “Underwritten Shelf Take-Down”) or prepare a prospectus supplement for a non-underwritten resale pursuant to such S-3 Shelf Registration Statement (an

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“S-3 Resale Shelf Take-Down,” and together with an “S-1 Resale Shelf Take-Down,” a “Resale Shelf Take-Down”); provided that the aggregate offering price of the Registrable Securities to be sold by the Holders in such S-3 Underwriting Shelf Take-Down (before deduction of underwriter discounts and commissions) is reasonably expected to exceed, in the aggregate, $50 million and that any “block trade” under an S-3 Shelf Registration Statement shall be considered an S-3 Resale Shelf Take-Down. The Company shall give prompt notice to each non-initiating Holder of Registrable Securities that is known to the Company to hold (together with its Affiliates) at least one percent (1%) of the outstanding Issuer Units (if such Holder’s Registrable Securities are included in the S-3 Shelf Registration Statement) of the receipt of a request from the S-3 Initiating Take-Down Holders of a proposed S-3 Underwritten Shelf Take-Down under and pursuant to the S-3 Shelf Registration Statement and, notwithstanding anything to the contrary contained herein, will provide such other Holders a period of five (5) Business Days to participate in such S-3 Underwritten Shelf Take-Down, subject to the terms negotiated by and applicable to the S-3 Initiating Take-Down Holders and subject to “cutback” limitations set forth in SECTION 2.4. All such Holders electing to be included in an S-3 Underwritten Shelf Take-Down must sell their Registrable Securities on the same terms and conditions as the Registrable Securities being sold for the accounts of the S-3 Initiating Take-Down Holders; provided that the obligation of such Person to indemnify pursuant to any such underwriting arrangements shall be several, not joint and several, among such Persons selling Registrable Securities, and the liability of each such Person will be in proportion thereto, and provided, further, that such liability will be limited to the net proceeds (after deducting for underwriting discounts and commissions) received by such Person from the sale of his, her or its Registrable Securities pursuant to such registration. The Company shall not be required to effect more than three (3) S-3 Underwritten Shelf Take-Downs in any twelve (12) month period; provided, however, that an S-3 Underwritten Shelf Take-Down shall not be counted for such purpose unless at least fifty percent (50%) of the Registrable Securities requested by the S-3 Initiating Take-Down Holders and all other Holders timely and validly requesting to include Registrable Securities in such S-3 Underwritten Shelf Take-Down have been sold.

(e)       Delay of Shelf Registration or Shelf Take-Down. If the Board of Directors has a Valid Business Reason, the Company may (x) postpone filing a Registration Statement or prospectus supplement relating to a Shelf Registration Statement, Underwritten Shelf Take-Down or Resale Shelf Take-Down until such Valid Business Reason no longer exists, but in no event for more than seventy five (75) days, and (y) in case a Registration Statement or prospectus supplement has been filed relating to a Shelf Registration Statement, Underwritten Shelf Take-Down or Resale Shelf Take-Down, if the Valid Business Reason has not resulted from actions taken by the Company, the Company, upon the approval of a majority of the Board of Directors acting in good faith, may cause the applicable Registration Statement to be withdrawn and its effectiveness terminated; provided, however, that a new Registration Statement (and prospectus supplement, if applicable) is filed within seventy five (75) days thereafter, or may postpone amending or supplementing such Registration Statement or prospectus supplement, but in no event for more than seventy five (75) days; provided, however, that if the registration of Registrable Securities is postponed or withdrawn pursuant to this SECTION 2.5(e), the Company shall not be permitted to register under the Securities Act any Issuer Units, other than Issuer Units or other equity securities to be issued in connection with an acquisition, during any such postponement or during the period from such withdrawal to the filing of such new Registration Statement. The Company shall give written notice to the Holders

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of its determination to postpone or withdraw a Registration Statement and of the fact that the Valid Business Reason for such postponement or withdrawal no longer exists, in each case, promptly after the occurrence thereof. Notwithstanding anything to the contrary contained herein, the Company may not postpone or withdraw a filing due to a Valid Business Reason (i) more than twice in any twelve (12) month period (except that the Company shall be able to use this right more than twice in any twelve (12) month period if the Company is exercising such right during the fifteen (15) day period prior to the Company’s regularly scheduled quarterly earnings announcement date and the total number of days of postponement in such twelve (12) month period does not exceed ninety (90) days), or (ii) except as contemplated in the parenthetical in (i) immediately above, for more than seventy five (75) days, in the aggregate for all such postponements or withdrawals, in any twelve (12) month period. The Company shall not be required to effect any registration pursuant to SECTION 2.5, (i) during a period which the Company is restricted from effecting any public sale or distribution of any of its securities, or any securities convertible into or exchangeable or exercisable for such securities pursuant to SECTION 2.6(b) hereto, solely if and to the extent requested by the managing underwriter in the applicable offering, (ii) if Form S-1 is not available for such offering by the S-1 Shelf Initiating Holders or the S-1 Initiating Take-Down Holders, as applicable or (iii) if Form S-3 is not available for such offering by the S-3 Initiating Holders or the S-3 Initiating Take-Down Holders, as applicable.

Section 2.6 Lock-Up Agreement.

(a)       (i) In connection with an IPO, and upon the request of the managing underwriter in such offering, each Holder agrees; and (ii) in connection with any underwritten public offering of Registrable Securities (including an Underwritten Shelf Take-Down) pursuant to this Agreement after the IPO, and upon the request of the managing underwriter in such offering, each Holder who is participating in such offering agrees that: such Holder shall not, without the prior written consent of such managing underwriter, during (A) in the case of the IPO, the one hundred and eighty (180) day period beginning on the effective date of the Registration Statement for the IPO or (B) in the case of such underwritten public offering of Registrable Securities after the IPO, the ninety (90) day period or such lesser or longer period as the managing underwriter may agree or otherwise require (but in no event longer than the one hundred and eighty (180) day period, solely to the extent applicable), beginning on the effective date of the applicable Registration Statement, (I) offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, hedge the beneficial ownership of or otherwise dispose of, directly or indirectly, any Registrable Securities or of any securities convertible into or exchangeable or exercisable for such Registrable Securities, or (II) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (I) or (II) above is to be settled by delivery of Registrable Securities, in cash or otherwise. The foregoing provisions of this SECTION 2.6(a) shall be applicable to the Holders only if all officers and directors of the Company are subject to the same restrictions. Each Holder agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the managing underwriter which are consistent with the foregoing or which are necessary to give further effect thereto. Notwithstanding anything to the contrary contained in this SECTION 2.6(a), each Holder shall be released, pro rata, from any lock-up agreement entered into pursuant to this SECTION 2.6(a) in the event and to the extent that the managing

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underwriter or the Company permit any discretionary waiver or termination of the restrictions of any lock-up agreement pertaining to any officer or director.

(b)       The Company agrees not to effect any public sale or distribution of any of its securities, or any securities convertible into or exchangeable or exercisable for such securities (except (i) pursuant to registrations on Form S-4 or S-8 or any successor thereto, or (ii) in connection with any dividend or distribution reinvestment or similar plan), if and to the extent requested by the managing underwriter in the applicable offering, (A) in the case of the IPO, during the one hundred and eighty (180) day period beginning on the effective date of the Registration Statement for the IPO or (B) in the case of any underwritten public offering of Registrable Securities after the IPO, during the ninety (90) day period beginning on the effective date of the applicable Registration Statement, in each case except as part of such registration.

Section 2.7 Registration Procedures

(a)       Whenever registration of Registrable Securities has been requested pursuant to SECTION 2.1, SECTION 2.2 or SECTION 2.5, the Company shall use its reasonable best efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method of distribution thereof as quickly as practicable, and in connection with any such request, the Company shall, as expeditiously as possible:

(i)       prepare and file with the Commission a Registration Statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of such Registrable Securities in accordance with the intended method of distribution thereof, and cause such Registration Statement to become effective; provided, however, that (x) before filing a Registration Statement or prospectus or any amendments or supplements thereto, the Company shall provide one legal counsel selected by Holders of a majority of the Issuer Units to be included in such Registration Statement (“Holders’ Counsel”) with an adequate and appropriate opportunity to review and comment on such Registration Statement and each prospectus included therein (and each amendment or supplement thereto) to be filed with the Commission, subject to such documents being under the Company’s control, and (y) the Company shall promptly notify the Holders’ Counsel and each seller of Registrable Securities of any stop order issued or threatened by the Commission and promptly take all action required to prevent the entry of such stop order or to remove it if entered;

(ii)       prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for the lesser of (x) one hundred and eighty (180) days and (y) such shorter period which will terminate when all Registrable Securities covered by such Registration Statement have been sold; provided, however, that if the S-1 Shelf Initiating Holders or S-3 Initiating Holders, as applicable, have requested that a Shelf Registration Statement be for an offering on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, then the Company shall keep such Shelf Registration Statement effective until all Registrable Securities covered by such Shelf Registration Statement have been sold; and shall comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Shelf Registration Statement during such period in accordance

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with the intended methods of disposition by the sellers thereof set forth in such Shelf Registration Statement;

(iii)       furnish to each seller of Registrable Securities, prior to filing a Registration Statement, a reasonable number of copies of such Registration Statement as is proposed to be filed, and thereafter such number of copies of such Registration Statement, each amendment and supplement thereto (in each case, including all exhibits thereto), and the prospectus included in such Registration Statement (including each preliminary prospectus) and any prospectus filed under Rule 424 under the Securities Act as each such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

(iv)       register or qualify such Registrable Securities under such other securities or “blue sky” laws of such jurisdictions as any seller of Registrable Securities may request, and to continue such qualification in effect in such jurisdiction for as long as permissible pursuant to the laws of such jurisdiction, or for as long as any such seller requests or until all of such Registrable Securities are sold, whichever is shortest, and do any and all other acts and things which may be reasonably necessary or advisable to enable any such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller; provided, however, that the Company shall not be required to (x) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this SECTION 2.7(a)(iv), (y) subject itself to taxation in any such jurisdiction or (z) consent to general service of process in any such jurisdiction;

(v)       notify each seller of Registrable Securities at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such Registration Statement contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and the Company shall promptly prepare a supplement or amendment to such prospectus and furnish to each seller of Registrable Securities a reasonable number of copies of such supplement to or an amendment of such prospectus as may be necessary so that, after delivery to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(vi)       enter into and perform customary agreements (including an underwriting agreement in customary form with the relevant underwriter) and take such other actions as are prudent and reasonably required in order to expedite or facilitate the disposition of such Registrable Securities, including causing its officers to participate in “road shows” and other information meetings organized by the relevant underwriter, with all out-of-pocket costs and expenses incurred by the Company or such officers in connection with such attendance to be paid by the Company;

(vii)       upon execution of confidentiality agreements in form and substance reasonably satisfactory to the Company, which shall be consistent with the due diligence and disclosure obligations under securities laws applicable to the Company and the

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Holders, make available at reasonable times for inspection by any managing underwriter participating in any disposition of such Registrable Securities pursuant to a Registration Statement, Holders’ Counsel and any attorney, accountant or other agent retained by any managing underwriter, all financial and other records, pertinent corporate documents and properties of the Company and its Subsidiaries (collectively, the “Records”) as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company’s and its Subsidiaries’ officers, directors and employees, and the independent public accountants of the Company, to supply all information reasonably requested by any such Person in connection with such Registration Statement;

(viii)       if such sale is pursuant to an underwritten offering, obtain comfort letters dated the effective date of the Registration Statement and the date of the closing under the underwriting agreement from the Company’s independent public accountants in customary form and covering such matters of the type customarily covered by comfort letters as Holders’ Counsel or the managing underwriter reasonably requests;

(ix)       furnish, at the request of any seller of Registrable Securities on the date such securities are delivered to the underwriters for sale pursuant to such registration or, if such securities are not being sold through underwriters, on the date the Registration Statement with respect to such securities becomes effective, opinion letters and (in the case of an underwritten offering) negative assurance letters, dated such date, of counsel representing the Company for the purposes of such registration, addressed to the underwriters, if any, to the seller making such request, or the transfer agent, as applicable, covering such legal matters with respect to the registration in respect of which such opinion letters and negative assurance letters are being given as the underwriters, if any, such seller or the transfer agent may reasonably request and are customarily included in opinion letters or negative assurance letters in offerings of that type;

(x)       comply with all applicable rules and regulations of the Commission, and make generally available to its security holders, as soon as reasonably practicable but no later than fifteen (15) months after the effective date of the Registration Statement, an earnings statement covering a period of twelve (12) months beginning after the effective date of the Registration Statement, in a manner which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

(xi)       cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed provided that the applicable listing requirements are satisfied;

(xii)       keep Holders’ Counsel advised as to the initiation and progress of any registration under SECTION 2.1, SECTION 2.2 or SECTION 2.5 hereunder;

(xiii)       cooperate, in a commercially reasonable manner, with each seller of Registrable Securities and each underwriter participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the FINRA; and

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(xiv)       take all other steps reasonably necessary to effect the registration of the Registrable Securities contemplated hereby.

Section 2.8 Seller Information. The Company may require each seller of Registrable Securities as to which any registration is being effected to furnish, and such seller shall furnish, to the Company such information regarding the distribution of such securities as the Company may from time to time reasonably request in writing, as a condition to including such Registrable Securities in such Registration Statement.

Section 2.9 Notice to Discontinue. Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in SECTION 2.7(a)(v), such Holder shall forthwith discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Holders’ receipt of the copies of the supplemented or amended prospectus contemplated by SECTION 2.7(a)(v) and, if so directed by the Company, such Holder shall deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such Holders’ possession, of the prospectus covering such Registrable Securities which is current at the time of receipt of such notice. If the Company shall give any such notice, the Company shall extend the period during which such Registration Statement shall be maintained effective pursuant to this Agreement (including the period referred to in SECTION 2.7(a)(ii)) by the number of days during the period from and including the date of the giving of such notice pursuant to SECTION 2.7(a)(v) to and including the date when sellers of such Registrable Securities under such Registration Statement shall have received the copies of the supplemented or amended prospectus contemplated by and meeting the requirements of SECTION 2.7(a)(v).

Section 2.10 Registration Expenses. The Company shall pay all expenses arising from or incident to its performance of, or compliance with, this Agreement, including (i) Commission, stock exchange and FINRA registration and filing fees, (ii) all fees and expenses incurred in complying with securities or “blue sky” laws (including reasonable fees, charges and disbursements of counsel to any underwriter incurred in connection with “blue sky” qualifications of the Registrable Securities as may be set forth in any underwriting agreement), (iii) all printing, messenger and delivery expenses, (iv) the fees, charges and expenses of counsel to the Company and of its independent public accountants and any other accounting fees, charges and expenses incurred by the Company (including any expenses arising from any comfort letters or any special audits incident to or required by any registration or qualification) and the reasonable legal fees, charges and expenses of Holders’ Counsel, (v) all fees and disbursements of underwriters customarily paid by the issuer of securities (excluding brokers’ commissions or underwriting discounts and commissions and transfer taxes, if any), and fees and disbursements of counsel to underwriters, (vi) all fees and expenses incurred in connection with the listing of the Issuer Units on any securities exchange and all rating agency fees, (vii) for any Holders participating in any registration, any other reasonable expenses customarily paid by the issuers of securities, including reasonable and documented legal fees and expenses for such necessary local counsels for such Holders and (viii) any liability insurance or other premiums for insurance obtained in connection with any registration pursuant to the terms of this Agreement, regardless of whether any Registration Statement is declared effective. The holder of Registrable Securities sold pursuant to a Registration Statement shall bear the expense of any brokers’ commissions or

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underwriting discounts or commissions and transfer taxes relating to registration and sale of such Holders’ Registrable Securities.

Section 2.11 Indemnification; Contribution.

(a)       Indemnification by the Company. The Company shall indemnify and hold harmless each Holder, its partners, directors, officers, Affiliates and each Person who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) the Holder from and against any and all claims, liabilities, damages, losses, costs and expenses (including amounts paid in satisfaction of judgments, in compromises and settlements, as fines and penalties and legal or other costs and reasonable expenses of investigating or defending against any claim or alleged claim) (each, a “Liability” and collectively, “Liabilities”), arising out of or based upon any untrue, or allegedly untrue, statement of a material fact contained in any Registration Statement, prospectus or preliminary prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (or in the case of any prospectus, in light of the circumstances such statements were made), except insofar as such Liability arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission contained in such Registration Statement, preliminary prospectus or final prospectus in reliance and in conformity with information concerning any Holder furnished in writing to the Company by such Holder expressly for use therein, including the information furnished to the Company pursuant to SECTION 2.11(b). The Company shall also provide customary indemnities to any underwriters of the Registrable Securities, their officers, directors and employees and each Person who controls such underwriters (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the same extent as provided above with respect to the indemnification of the Holders.

(b)       Indemnification by the Holders. In connection with any Registration Statement in which any Holder is participating pursuant to SECTION 2.1, SECTION 2.2 or SECTION 2.5 hereof, each Holder shall promptly furnish to the Company in writing such information with respect to such Holder as the Company may reasonably request or as may be required by law for use in connection with any such Registration Statement or prospectus and all information required to be disclosed in order to make the information previously furnished to the Company by such Holder not materially misleading or necessary to cause such Registration Statement not to omit a material fact with respect to such Holder necessary in order to make the statements therein not misleading. Each Holder agrees to indemnify and hold harmless the Company, its partners, directors, officers, Affiliates, any underwriter retained by the Company and each Person who controls the Company or such underwriter (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) from and against any and all Liabilities arising out of or based upon any untrue, or allegedly untrue, statement of a material fact contained in any Registration Statement, prospectus or preliminary prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (or in the case of any prospectus, in light of the circumstances such statements were made), but if and only to the extent that such Liability arises out of or is based upon any untrue statement or omission or

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alleged untrue statement or alleged omission contained in such Registration Statement, preliminary prospectus or final prospectus in reliance and in conformity with information concerning such Holder furnished in writing (including by email) by such Holder expressly for use therein and has not been corrected in a subsequent writing prior to or concurrently with the sale of the Registrable Securities to the Person asserting such loss, claim, damage, liability or expense, provided, however, that the total amount to be indemnified by each Holder pursuant to this SECTION 2.11(b) shall be limited to such Holders’ pro rata portion of the net proceeds (after deducting the underwriters’ discounts and commissions) received by such Holder in the offering to which the Registration Statement or prospectus relates.

(c)       Conduct of Indemnification Proceedings. Any Person entitled to indemnification under this SECTION 2.11 (the “Indemnified Party”) agrees to give prompt (but in any event within 30 days after such Person has actual knowledge of the facts constituting the basis for indemnification) written notice to the indemnifying party (the “Indemnifying Party”) after the receipt by the Indemnified Party of any written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing for which the Indemnified Party intends to claim indemnification or contribution pursuant to this Agreement; provided, however, that the failure so to notify the Indemnifying Party shall not relieve the Indemnifying Party of any Liability that it may have to the Indemnified Party hereunder (except to the extent that the Indemnifying Party is prejudiced or otherwise forfeits substantive rights or defenses by reason of such failure). If notice of commencement of any such action is given to the Indemnifying Party as above provided, the Indemnifying Party shall be entitled to participate in and, to the extent it may wish, jointly with any other Indemnifying Party similarly notified, to assume the defense of such action at its own expense, with counsel chosen by it and reasonably satisfactory to such Indemnified Party. The Indemnified Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be paid by the Indemnified Party unless (i) the Indemnifying Party agrees to pay the same, (ii) the Indemnifying Party fails to assume the defense of such action with counsel reasonably satisfactory to the Indemnified Party or (iii) the named parties to any such action (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and the Indemnified Party has been advised by such counsel that either (x) representation of such Indemnified Party and the Indemnifying Party by the same counsel would be inappropriate under applicable standards of professional conduct or (y) there may be one or more legal defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party. In any of such cases, the Indemnifying Party shall not have the right to assume the defense of such action on behalf of such Indemnified Party, it being understood, however, that the Indemnifying Party shall not be liable for the fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) for all Indemnified Parties. No Indemnifying Party shall be liable for any settlement entered into without its written consent (such consent not to be unreasonably withheld or delayed). No Indemnifying Party shall, without the consent of such Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which such Indemnified Party is a party and indemnity has been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability for claims that are the subject matter of such proceeding.

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(d)       Contribution. If the indemnification provided for in this SECTION 2.11 from the Indemnifying Party is held by a court of competent jurisdiction to be unavailable to an Indemnified Party hereunder in respect of any Liabilities referred to herein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Liabilities in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and Indemnified Party on the other in connection with the statements or omissions which resulted in such Liabilities, as well as other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such Indemnifying Party or Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the Liabilities referred to above shall be deemed to include, subject to the limitations set forth in SECTION 2.11(a), SECTION 2.11(b) and SECTION 2.11(c), any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding; provided, however, that the total amount to be contributed by any Holder shall be limited to the net proceeds (after deducting the underwriters’ discounts and commissions) received by the Holder in the offering.

(e)       Fraud. The parties hereto agree that it would not be just and equitable if contribution pursuant to SECTION 2.11(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

Article III
EXCHANGE ACT COMPLIANCE

Section 3.1 Exchange Act Compliance. So long as the Company (a) has registered a class of securities under Section 12 of the Exchange Act and/or (b) files reports under Section 13 or Section 15 of the Exchange Act, then the Company shall take all actions reasonably necessary to enable Holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144, including, without limiting the generality of the foregoing, (i) making and keeping public information available, as those terms are understood and defined in Rule 144, (ii) filing with the Commission in a timely manner all reports and other documents required of the Company under the Exchange Act and (iii) at the request of any Holder if such Holder proposes to sell securities in compliance with Rule 144, forthwith furnish to such Holder, as applicable, a written statement of compliance with the reporting requirements of the Commission as set forth in Rule 144 and make available to such Holder such information as will enable the Holder to make sales pursuant to Rule 144.

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Article IV
MISCELLANEOUS

Section 4.1 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement. It is accordingly agreed that, in addition to any other applicable remedies at law or equity, the parties to this Agreement shall be entitled to an injunction or injunctions, without proof of damages, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity. Each of the parties hereto hereby waives (x) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (y) any requirement under any law to post a bond or other security as a prerequisite to obtaining equitable relief; provided that such waiver shall not limit, in any respect, the availability of any defense(s) that a party might otherwise have with respect to the alleged breach or obligation for which specific performance is sought.

Section 4.2 Term and Termination. This Agreement shall terminate at such time as there are no Registrable Securities outstanding; provided, however, that the provisions of Sections 2.10 and 2.11 shall survive any termination of this Agreement.

Section 4.3 Amendments and Waivers.

(a)       No failure or delay on the part of the Company or any Holder in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to the Company or any Holder at law or in equity or otherwise.

(b)       The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, in each case without the written consent of the Company and the Holders of 75% of the outstanding Issuer Units that constitute Registrable Securities; provided, that any amendment that has the effect of materially and disproportionately adversely affecting any Holder or group of Holders differently than any other Holder or group of Holders shall only be effective against such materially and disproportionately adversely affected Holder(s) with the written consent of each of such Holder(s).

Section 4.4 Notices. Any notices or other communications required or permitted hereunder shall be in writing, and shall be sufficiently given if made by hand delivery, by electronic mail, by facsimile, by reputable overnight courier service (charges prepaid), or by registered or certified mail (postage prepaid, return receipt requested), addressed as follows (or at such other address as may be substituted by notice given as herein provided):

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If to the Company:

New Rite Aid, LLC
P.O. Box 3165
Harrisburg, Pennsylvania 17105
Attention: Matthew Schroeder
Email: (717) 761-2633

If to any Holder, at its address and the address of its representative, if any, which in each case may be an email address, as provided to the Company by such Holder or otherwise listed in the books of the Company. If such Holder has not provided to the Company its address or the address of its representative, if any, or if such address is not otherwise listed in the books of the Company, the Company shall not be obligated to comply with the notice provisions of this Agreement with respect to such Holder.

Any notice or communication hereunder shall be deemed to have been given or made as of the date so delivered if personally delivered; when receipt is acknowledged, if emailed or telecopied; and on receipt if sent by overnight courier service or registered or certified mail.

Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

Section 4.5 Successors and Assigns. The rights and obligations of the Holders under this Agreement shall not be assignable by any Holder to any Person that is not a Holder; provided, that (i) in the event of a valid transfer of Units by a Holder pursuant to the LLCA prior to an IPO, the rights and obligations of the transferor under this Agreement (solely with respect to the Units so transferred) must be transferred to the transferee and such transferee must execute a joinder to the LLCA and this Agreement, in the form attached to each such agreement, and (ii) in the event of a valid transfer of Registrable Securities by a Holder after an IPO, the rights and obligations of the transferor under this Agreement (solely with respect to the Registrable Securities so transferred) may be transferred to the transferee provided such transferee executes a joinder to this Agreement, in the form attached hereto as Exhibit A; provided, further, for the avoidance of doubt, that the transferor in such transaction shall retain its rights and obligations under this Agreement with respect to any Units or Registrable Securities, as applicable, not so transferred. This Agreement shall be binding upon the parties hereto and their respective successors, assigns and transferees.

Section 4.6 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. This Agreement and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by facsimile, by electronic mail in “portable document format” (“.pdf”) form, or any other electronic transmission, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

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Section 4.7 Governing Law: Venue: Jurisdiction. THIS AGREEMENT AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT) SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. Each party hereby agrees that any action based upon, arising out of or relating to this Agreement (including any action concerning the violation or threatened violation of this Agreement) shall be heard and determined in any state or federal court sitting in the Court of Chancery of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, in the United States District Court for the District of Delaware), and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. In addition, each party consents to process being served in any such lawsuit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this SECTION 4.7 and shall not be deemed to confer rights on any Person other than the parties hereto. Nothing in this SECTION 4.7 shall affect or limit any right to serve process in any other manner permitted by law.

Section 4.8 WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RESPECTIVE RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT WHETHER BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS. EACH PARTY RECOGNIZES AND AGREES THAT THE FOREGOING WAIVER CONSTITUTES A MATERIAL INDUCEMENT FOR IT TO ENTER INTO THIS AGREEMENT. EACH PARTY REPRESENTS AND WARRANTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

Section 4.9 Severability. Any provision of this Agreement which is prohibited, unenforceable or not authorized in any jurisdiction is, as to such jurisdiction, ineffective to the extent of any such prohibition, unenforceability or nonauthorization without invalidating the remaining provisions hereof, or affecting the validity, enforceability or legality of such provision in any other jurisdiction, unless the ineffectiveness of such provision would result in such a material change as to cause completion of the transactions contemplated hereby to be unreasonable. Upon a determination that any provision of this Agreement is prohibited, unenforceable or not authorized, the parties hereto agree to negotiate in good faith to modify this

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Agreement so as to effect the original intent of the parties hereto as closely as possible, in a mutually acceptable manner, in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

Section 4.10 Non-Recourse. All claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and are expressly limited to) the entities that are expressly identified as parties in the preamble to this Agreement (“Contracting Parties”). No Person who is not a Contracting Party, including without limitation any director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, or representative of, and any financial advisor or lender to, any Contracting Party, or any director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, or representative of, and any financial advisor or lender to, any of the foregoing (“Non-party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach; and, to the maximum extent permitted by law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Non-party Affiliates.

Section 4.11 Recapitalization, Exchanges Etc., Affecting Securities. The provisions of this Agreement shall apply, to the full extent set forth herein with respect to the Issuer Units and to any and all Issuer Units of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise, including shares issued by a parent company in connection with a triangular merger) which may be issued in respect of, in exchange for, or in substitution of Issuer Units, appropriately adjusted for any stock dividends, splits, reverse splits, combinations, reclassifications and the like occurring after the date hereof.

Section 4.12 Entire Agreement. This Agreement (including all schedules and exhibits hereto) contains the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters.

Section 4.13 Aggregation of Issuer Units. All Issuer Units held by a Holder and its Affiliates shall be aggregated together for purposes of determining the availability of any rights under this Agreement.

Section 4.14 Headings. The section headings of this Agreement are for convenience of reference only and shall not, for any purpose, be deemed to be part of this Agreement or otherwise affect the interpretation of this Agreement.

Section 4.15 No Third Party Beneficiaries. Except as provided in SECTION 4.5, nothing express or implied herein is intended or shall be construed to confer upon any person or

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entity, other than the parties hereto and their respective successors and assigns and all Indemnified Parties, any rights, remedies or other benefits under or by reason of this Agreement.

* * * * * * * * * *

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMPANY: New Rite Aid, LLC

By: /s/ Matthew Schroeder
Name: Matthew Schroeder
Title: Interim Chief Executive Officer

Signature Page to Registration Rights Agreement

EXHIBIT A

JOINDER AGREEMENT

This Joinder Agreement (“Joinder”) is executed pursuant to the terms of the Registration Rights Agreement, dated as of August 30, 2024 a copy of which is attached hereto (as amended, the “Registration Rights Agreement”), by the undersigned (the “Undersigned”) executing this Joinder. By the execution of this Joinder, the Undersigned agrees as follows:

1.       Acknowledgment. The Undersigned acknowledges that the Undersigned is acquiring certain Registrable Securities of New Rite Aid, LLC, a Delaware limited liability company (the “Company”), subject to the terms and conditions of the Registration Rights Agreement. Capitalized terms used herein without definition are defined in the Registration Rights Agreement and are used herein with the same meanings set forth therein.

2.       Agreement. The Undersigned (i) agrees that the Registrable Securities acquired by the Undersigned shall be bound by and subject to the terms of the Registration Rights Agreement, pursuant to the terms thereof, and (ii) hereby agrees to be bound by the Registration Rights Agreement as a Holder thereunder, with the same force and effect as if the Undersigned were originally a party thereto.

3.       Notice. Any notice required as permitted by the Registration Rights Agreement shall be given to the Undersigned at the address listed beside the Undersigned’s signature below.

[NAME OF HOLDER] By: ____________________________ Name: Title: Date:	Address for Notices: [●] [●] Telephone: [●] Email: [●]

Joinder Agreement

Exhibit 3

AGREEMENT

The undersigned agree that this Schedule 13D dated September 9, 2024 relating to the Class A Unites of New Rite Aid, LLC shall be filed on behalf of the undersigned.

September 9, 2024	Brigade Capital Management, LP

	By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member of its General Partner

Brigade Capital Management GP, LLC

By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member

/s/ Donald E. Morgan, III
Donald E. Morgan, III, individually